ELDORADO GOLD CORPORATION

2011 MANAGEMENT PROXY CIRCULAR

Eldorado Gold Corporation

Management proxy circular

March 23, 2011

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

What's inside

Letter to shareholders	1
Notice of 2011 annual meeting	2
Management proxy circular	3
About the annual meeting	5
Governance	22
Compensation	30
● Directors	31
- Compensation discussion and analysis	31
- 2010 compensation details	32
● Executives	35
- Compensation discussion and analysis	35
- 2010 compensation details	50
Loans to directors and officers	55
Directors' and officers' liability insurance	55
Schedule A – Incentive stock option plans	56
Schedule B – Board of directors - Terms of reference	81

Dear Shareholder:

On behalf of our board of directors, management and employees, I'm pleased to invite you to our 2011 annual meeting of shareholders on May 5, 2011 at 3:00 p.m. Vancouver time. The meeting will be held in the Grouse Room and Stanley Room at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia.

The meeting is your opportunity to vote on various items of business, meet our board of directors and the management team, and hear first-hand about Eldorado's operations, our performance in 2010, and our plans for the future. Please take some time to read the accompanying management proxy circular because it includes important information about the meeting, voting, our governance practices and key executive compensation decisions by our board for 2010.

We're committed to enhancing shareholder value by operating profitable mines and discovering, acquiring and developing gold reserves. We're also committed to being environmentally and socially responsible in communities where we operate, and creating a safe work environment for our employees to maximize their potential within their chosen careers.

I would like to thank John Auston who is retiring from the board at the 2011 annual meeting. Mr. Auston joined the board in 2003, providing the board with extensive technical and managerial expertise and served on the audit committee, compensation committee, the corporate governance and nominating committee and the environmental health & safety committee during his eight-year tenure.

Your vote is important – You can vote online or by phone, fax, mail, or in person at the meeting on
May 5, 2011.

Thank you for your continued support.

Yours sincerely,

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

March 23, 2011

Notice of 2011 annual meeting of shareholders

When

Thursday, May 5, 2011
3:00 p.m. Vancouver time

Where

Grouse Room & Stanley Room

Hyatt Regency Hotel

655 Burrard Street

Vancouver, British Columbia

We'll cover six items of business:

1.

Receive our consolidated financial statements for the financial year ended December 31, 2010 and the auditor's report

2.

Elect eight directors to the board to hold office until the end of our 2012 annual meeting

3.

Appoint KPMG as the independent auditor for 2011

4.

Authorize the directors to set the auditor's pay

5.

Approve the amended and restated Incentive stock option plan for employees, consultants and advisors and the amended and restated Incentive stock option plan for officers and directors

6.

Other business

Your vote is important

You're entitled to receive this notice and vote at our 2011 annual meeting if you owned common shares of Eldorado as of the close of business on March 18, 2011 (the record date for the 2011 annual meeting).

The accompanying management proxy circular contains important information about the meeting, who can vote and how to vote. Please read it carefully.

If you have any questions relating to the meeting, please contact Kingsdale Shareholder Services Inc. by telephone at 1-877-657-5856  toll free in North America or (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com

By order of the board,

“Dawn L. Moss”

Dawn L. Moss
Vice President, Administration and Corporate Secretary

Vancouver, British Columbia

March 23, 2011

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting.

2011 Management proxy circular

You've received this management proxy circular (the circular) because you owned Eldorado common shares as of the close of business on March 18, 2011, the record date for the 2011 annual meeting of shareholders to be held on May 5, 2011 (the meeting). You have the right to attend the meeting and vote on various items of business. (You retain these rights if the meeting is adjourned or postponed.)

Both the board and management encourage you to vote. On behalf of our board and management, we will be soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by a representative of Kingsdale Shareholder Services Inc. (Kingsdale), who we have retained to assist with soliciting votes. If you have any questions, you can call them at 1.877.657.5856 (toll-free in North America), or email: contactus@kingsdaleshareholder.com.

Kingsdale is providing a variety of services related to the meeting. This includes reviewing the circular, recommending corporate governance best practices as appropriate, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, advising on meeting and proxy protocol, reporting and reviewing the tabulation of shareholder proxies, and soliciting shareholder proxies. We pay the cost of these services and any related expenses, which we estimate to be approximately $50,000.

Information in this document is as of March 18, 2011, unless otherwise stated.

All dollar figures are in US dollars, except as noted.  We used the exchange rate of Cdn$1.00 to US$0.9861, the closing spot price on March 18, 2011 quoted by the Bank of Canada.

In this document, we, us, our, Eldorado and the company mean Eldorado Gold Corporation.

You, your and shareholder mean registered holders of common shares of Eldorado.

Receiving documents

This circular is being mailed on April 7, 2011 with a proxy or voting instruction form and our 2010 annual report, in accordance with applicable laws, unless you requested to receive this information electronically.

This circular and other materials are being sent to both registered and non-registered owners of Eldorado common shares.  If you're a non-registered shareholder and received these materials from us or our agent, we have obtained your name, address and information about your shareholdings from your securities broker, custodian, nominee, fiduciary or other intermediary holding these securities on your behalf in accordance with applicable requirements by securities regulators. By sending these materials to you directly, we (and not your intermediary) have assumed responsibility for delivering them to you and executing your proper voting instructions. Please return your voting instructions as specified in the voting materials.

If you're a non-registered shareholder and object to us receiving access to your personal name and address (an objecting beneficial owner, or OBO), we have provided these documents to your broker, custodian, fiduciary and other intermediary to forward to you. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

As a shareholder, you can decide if you want to receive our 2011 annual report and interim reports. Please complete the enclosed card to send us your instructions.

2011 Management proxy circular    3

Additional information

You can find financial information relating to Eldorado in our comparative financial statements and management's discussion and analysis (MD&A) for the most recently completed financial year.

See our MD&A, financial statements and our annual information form (AIF) (or form 40-F) for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

You can also request copies free of charge by contacting our corporate secretary:

Corporate Secretary Eldorado Gold Corporation Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5	info@eldoradogold.com 1.604.687.4018 / 1.888.353.8166 (call toll-free) 1.604.687.4026 (fax)

Our board has approved the contents of this circular and authorized us to send it to you.

By order of the board,

“Dawn L. Moss”

Dawn L. Moss
Vice President, Administration and Corporate Secretary

Vancouver, British Columbia

March 23, 2011

4    Eldorado Gold Corporation

About the annual meeting

Items of business

We'll cover six items of business:

1.

Receive our consolidated financial statements for the financial year ended December 31, 2010 and the auditor's report

2.

Elect eight directors to the board to hold office until the end of our 2012 annual meeting

3.

Appoint KPMG as our independent auditor for 2011

4.

Authorize the directors to set the auditor's pay

5.

Approve the amended and restated Incentive stock option plan for employees, consultants and advisors and the amended and restated Incentive stock option plan for officers and directors

6.

Other business

Management and the board have made recommendations about how to vote your shares.
See page 7 for details.

Our transfer agent and registrar is Valiant Trust Company of Canada (Valiant Trust).

They will act as scrutineer of the meeting and are responsible for counting the votes on our behalf.

1.

Receiving our financial statements and the auditor's report (www.eldoradogold.com)

Our consolidated financial statements for the year ended December 31, 2010 and the auditor's report are included in our 2010 annual report, available on our website (www.eldoradogold.com) and on SEDAR (www.sedar.com).

A representative from KPMG LLP, the independent auditor for 2010, will be at the meeting to answer any questions.

2.

Electing directors (see page 11)

The board has decided that eight directors will be elected to our board this year.
The nominated directors nominated by the Board for 2011 are:

K. Ross Cory

Michael Price

Robert R. Gilmore

Jonathan A. Rubenstein

Geoffrey A. Handley

Donald M. Shumka

Wayne D. Lenton

Paul N. Wright

Each of the nominated directors is well qualified to serve on our board and has expressed his willingness to do so.

Directors are elected for a one-year term, which expires at the end of our 2012 annual meeting.

3.

Appointing the independent auditor (see page 19)

The board, on the recommendation of the audit committee, has recommended that KPMG LLP (KPMG) be reappointed as the independent auditor and serve until the end of our 2012 annual meeting.

KPMG has been our auditor since June 2009.

4.

Setting the auditor's pay (see page 19)

You will also vote on authorizing the board to set the auditor's pay for 2011.

2011 Management proxy circular    5

5.

Approving the amendments to our incentive stock option plans (see page 20)

We are proposing amendments to our two incentive stock option plans. You will be asked to approve the ordinary resolution confirming the amended and restated incentive stock option plans as described on page 21.

6.

 Other business

We'll also consider other matters that properly come before the meeting. As of the date of this circular, we are not aware of any other items of business to be considered at the meeting.

Interest of certain persons

Other than as otherwise described in this circular, none of the following has a direct or indirect substantial or material interest, by way of beneficial ownership of securities or otherwise, in any item of business, other than electing the directors and appointing the independent auditor:

•

our directors or officers, or any person who has held a similar position since the beginning of fiscal 2010

•

the nominees for director, or

•

any of their associates or affiliates.

Quorum and approval

We need a quorum of shareholders to transact business at the meeting. According to our by-laws, a quorum is two or more voting persons present, or deemed to be present, and authorized to cast a total of at least 25% of the total votes attached to all of the common shares entitled to vote at the meeting. Voting persons are registered shareholders, their duly authorized representatives, or proxyholders of registered shareholders entitled to vote at the meeting.

We require a simple majority (50% plus 1) of the votes cast at the meeting to approve all items of business, unless stated otherwise.

Shares and outstanding principal holders

We had a total of 548,438,799 common shares outstanding at the close of business on March 18, 2011.

Eldorado is listed on two exchanges:

•

Toronto Stock Exchange (TSX) under the symbol ELD

•

New York Stock Exchange (NYSE) under the symbol EGO.

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Eldorado CDIs trade on the Australian Securities Exchange (ASX) under the symbol EAU.

Two companies held 10% or more of our common shares on the record date, according to the most recent early warning reports filed on SEDAR:

•

Fidelity Management & Research Company of Boston and its affiliates owned approximately 82,723,337 common shares (15.04%)

•

Blackrock, Inc. of New York owned approximately 67,945,716 common shares (12.40%).

Management and the board are not aware of any other shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of our outstanding common shares.

Interest of insiders in material transactions

Other than as disclosed in this circular, we are not aware of any shareholder who holds more than 10% of the voting rights attached to our common shares, of any nominated director, director or officer of Eldorado or a subsidiary of Eldorado, or of a shareholder who holds more than 10% of the voting rights attached to our common shares or any associate or affiliate of any of the foregoing, who has a direct or indirect material interest in:

•

any transaction we entered into since the beginning of fiscal 2010, or

•

any proposed transaction which has, or will have, a material effect on us or any of our subsidiaries.

6    Eldorado Gold Corporation

Voting

Who can vote

You are entitled to receive notice of and vote at the 2011 annual meeting to be held on May 5, 2011, if you held Eldorado common shares as of the close of business on March 18, 2011 (the record date).

Each share you own entitles you to one vote on each item of business (see below).

An Eldorado CHESS Depository Interest (CDI) represents an indirect ownership in our common shares, and CDI holders are beneficial owners of the underlying shares, which are registered in the name of CHESS Depository Nominees Pty Ltd. (CHESS) in Australia. If you hold an interest in CDIs, you are entitled to vote those underlying shares through CHESS. You need to send your voting instructions to CHESS so they can execute your instructions (see page 8 for more information.

Questions about voting?

Contact:
Valiant Trust Company of Canada
P.O. Box 6510
Station Terminal
Vancouver, BC V6B 4B5

T. 1.866.313.1872
(toll free within North America)

F. 1.604.681.3067

www.valianttrust.com

How to vote

You can vote by proxy or you can attend the meeting and vote your shares in person.

Voting by proxy is the easiest way to vote because you're appointing someone else (called your proxyholder) to attend the meeting and vote your shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

Registered shareholders

You are a registered shareholder if you hold a share certificate in your name.

Voting by proxy

Paul N. Wright, President and CEO, failing him, Norman S. Pitcher, Chief Operating Officer, or failing him, Dawn Moss, Vice-President, Administration and Corporate Secretary have agreed to act as the Eldorado proxyholders.

You can appoint someone other than Eldorado proxyholders to attend the meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, do not check their names on the enclosed proxy form. Print the name of the person you want in the space provided. This person does not need to be a shareholder.

On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and if you specify a choice on a matter, your common shares will be voted accordingly. If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote as he or she sees fit.

If you appoint the Eldorado proxyholders but do not tell them how to vote your shares, your shares will be voted:

•

for the nominated directors listed on the proxy form and in this circular

•

for re-appointing KPMG as the independent auditor

•

for authorizing the board to set the auditor's pay

•

for approving the ordinary resolution confirming the amended and restated incentive stock option plans.

This is consistent with the voting recommendations by the board and management. If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management's recommendation.

2011 Management proxy circular    7

If you appoint someone other than the Eldorado proxyholders to be your proxyholder, that person must attend and vote at the meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholders' attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, send your complete proxy by fax or mail, or on the internet, to Valiant Trust. They must receive your proxy by 3 p.m. (Vancouver time) on May 3, 2011, or two business days before the meeting is reconvened if it is postponed or adjourned.

The chairman of the meeting has the discretion to accept late proxy forms.

Attending the meeting and voting in person

Do not complete the enclosed proxy form if you want to attend the meeting and vote in person. Simply register with a representative from Valiant Trust when you arrive at the meeting.

CDI holders

If you're a registered holder of a CDI, you will receive the meeting materials and voting instruction form from Link Market Services Limited, the CDI registry in Australia. Complete the form and follow their instructions for returning the form.

If you want to appoint yourself (or someone else) as proxyholder, mark this on the form.

If you hold your interest in a CDI through an intermediary, you will need to follow the instructions of that intermediary.

For more information

See the CHESS financial services guide on the ASX website.

(www.asx.com.au/cdis), or call one of the numbers below to request a copy:

1300.300.279 (within Australia)

+61.29338.0000 (outside Australia)

Non-registered shareholders and CDI holders

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of:

•

your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.

•

a clearing agency like Canadian Depository for Securities Limited (CDS).

OBOs are beneficial shareholders who do not want us to know their identity.

NOBOs are non-objecting beneficial shareholders. They do not object to us knowing their identity.

Under NI 54-101, we can deliver proxy-related materials directly to a NOBO. Our agent, Broadridge Financial Solutions, Inc. (Broadridge), sends NOBOs the meeting materials and a voting instruction form, along with instructions for completing the form and returning it to them. Broadridge is responsible for following the voting instructions it receives, tabulating the results and then providing appropriate instructions to our transfer agent, Valiant Trust.

If you're an OBO, we must send the meeting materials to your intermediary so they or their service company can forward them to you, unless you've waived the right to receive certain proxy-related materials. The package should include a request for voting instruction form for you to complete with your voting instructions.

Voting using the voting instruction form

•

NOBOs: Fill in the voting instruction form you received with this package and carefully follow the instructions provided. You can send your voting instructions by phone or by mail or through the internet.

•

OBOs: Sign and date the voting instruction form your intermediary sends to you, and follow the instructions for returning the form. Your intermediary is responsible for properly executing your voting instructions.

8    Eldorado Gold Corporation

Attending the meeting and voting in person

•

NOBOs: Follow the instructions on the voting instruction form. You must request a legal proxy form granting you the right to attend the meeting and vote in person.

•

OBOs: Follow the instructions on the voting instruction form from your intermediary, and request a proxy form, which grants you the right to attend the meeting and vote in person.

•

CDI holders: A registered holder of a CDI can ask CHESS to appoint the holder (or a person nominated by the registered holder) as proxy to exercise the votes attached to his or her underlying common shares. In this situation, a holder of the CDI may, as proxy, attend and vote in person at the meeting. If you hold your interest in CDIs through a broker, dealer or other intermediary, follow the instructions of your intermediary and request a legal proxy form, which will grant you the right to attend the meeting and vote in person.

When you arrive at the meeting, make sure you register with a representative from Valiant Trust so your voting instructions can be taken at the meeting.

Changing your vote

Registered shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note must have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the meeting, or the day the meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

Eldorado Gold Corporation
c/o Fasken Martineau DuMoulin LLP
Suite 2900, 550 Burrard Street
Vancouver, British Columbia V6C 0A3
Attention: Josh Lewis

You can also give your written notice to the chairman of the meeting on the day of the meeting. If the meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you've sent in your completed proxy form and since decided that you want to attend the meeting and vote in person, you need to revoke the proxy form before you vote at the meeting.

Non-registered shareholders and CDI holders

Only registered shareholders have the right to revoke a proxy.

Non-registered shareholders and CDI holders can change their vote:

•

NOBOs: contact Broadridge right away so they have enough time before the meeting to arrange to change their vote.

•

OBOs: contact your intermediary right away so they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.

•

CDI holders: contact Link Market Services Limited right away so they have enough time before the meeting to arrange to change their vote. If you hold your interest in CDIs through an intermediary, contact your intermediary right away so they can arrange to change their vote through Link.

2011 Management proxy circular    9

Processing the votes

Our transfer agent, Valiant Trust, or its authorized agents count and tabulate the votes on our behalf.

We file our voting results on SEDAR (www.sedar.com) and post them on our website (www.eldoradogold.com) after the meeting.

Background information for CDI holders

Eldorado exists under the laws of Canada. We were originally incorporated under the laws of Bermuda and continued under the laws of British Columbia, Canada. In 1996, we were continued under, and are now governed by, the laws of Canada.

We're governed by Canadian securities laws and the Canada Business Corporations Act (the CBCA). While the CBCA does not limit who can buy our securities, we're subject to Canadian securities laws that govern takeover bids as well as reporting requirements for shareholders holding 10% or more of our securities.

We are not subject to chapters 6, 6a, 6b and 6c of the Corporations Act 2001(Cth) (Australia) that deal with the acquisition of shares, including substantial holdings, takeover bids, compulsory acquisitions and certain continuous disclosure rules. The Australian Stock Exchange has granted waivers to Eldorado for certain of its listing rules, including:

Rule 14.2.1 - this rule states that proxy forms must allow shareholders to vote for or against each item. Under Canadian securities laws the proxy form only allows shareholders to vote for or withhold their vote on a resolution electing a director or appointing an auditor.

This waiver has been granted to allow us to comply with Canadian proxy requirements, so long as the requirements continue to prevent us from giving shareholders the right to vote against  these resolutions.

Rule 14.3 - this rule states that director nominations must be accepted up to 35 business days before the date of the meeting (30 business days if shareholders request a meeting) unless a company's constitution provides otherwise.

This waiver has been granted to allow us to accept director nominations according to the provisions of section 137 of the CBCA. Under this section, shareholders can submit proposals for consideration at an annual meeting, including nominations for election of directors, with the following conditions:

shareholders have to submit their proposal at least 90 days before the anniversary date of the notice of meeting that was sent to shareholders for the previous annual meeting shareholders submitting a proposal must hold at least 1% of our common shares (worth at least $2,000) and have held those shares for at least six months any proposal relating to director nomination must be signed by one or more shareholders who, collectively, represent at least 5% of the voting shares.

Shareholders can also put forward other items of business during a shareholder meeting, so it's possible for a director to be elected without his or her nomination being disclosed before the meeting.

10    Eldorado Gold Corporation

About the nominated directors

According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting to serve for a one-year term or until a successor is elected or appointed.

The board has decided that eight directors will be elected this year based on the mix of skills and experience the board believes are necessary to effectively fulfill its duties and responsibilities. Seven of the eight nominated directors served on our board last year. Michael Price is being nominated as a director for the first time, to replace John Auston, who is retiring from the board. See page 25 for more information about board renewal.

The chairman of the board is independent, and our board committees are made up entirely of independent directors.  All of the nominated directors are independent, except for Mr. Wright because he is our President and Chief Executive Officer (CEO). Turn to page 24 for more information about director independence.

Our policy on majority voting

The board adopted a majority voting policy in 2007, requiring that each nominated director receive a majority of the votes cast, or the nominated director must submit his resignation to the corporate governance and nominating committee promptly after the meeting. The committee then reviews the matter and makes a recommendation to the board. The nominated director does not participate in the deliberations. This policy does not apply if there is a contested director election.

Share ownership

All of the independent directors are required to hold at least two times their annual retainer in Eldorado shares by December 31, 2011, or within three years of being elected or appointed to the board. All of the independent directors met our share ownership requirement on December 31, 2010.

We do not have a share ownership requirement for the chief executive officer, however Mr. Wright voluntarily owns 125,000 common shares of Eldorado. Their value at December 31, 2010 exceeds two and a half times Mr. Wright's annual base salary. See page 50  for details.

2011 Management proxy circular    11

Director profiles

This section profiles of each of the nominated directors, including background and experience, participation on our board and board committees and meeting attendance in 2010, shareholdings in Eldorado and directorships of other public companies. Each of the nominated directors is willing to serve on our board for 2011.

The nominated directors have confirmed this information as of the record date.

K. Ross Cory

MBA, Finance and International Business, UBC

B.Sc. General Science, UBC

Corporate director
BC, Canada

Independent director since April 2003

Principal area of expertise

● Finance

● Mergers & acquisitions

● Investment banking

● Corporate governance

Mr. Cory was first elected to the board of directors of Eldorado Gold Corporation on April 30, 2003. Mr. Cory also serves as a corporate director of Lumina Copper Corp. Mr. Cory served in various senior executive and director capacities with Raymond James Ltd. (formerly Goepel, McDermid Inc. and Goepel Shields & Partners Inc.).

Eldorado board and board committees				2010 meeting attendance*
Board of directors Corporate governance and nominating committee (chair) Audit committee				15 out of 16 3 out of 3 6 out of 6	94% 100% 100%
2010 compensation: Cdn$215,500
Eldorado securities held
Year	Common shares	Options	DSUs	Total market value of common shares, options and DSUs (value at risk)	Meets share ownership guidelines
2010	140,000	220,000	4,995	$5,170,059	yes
Other public company boards
Lumina Copper Corp.

*Mr. Cory is unable to attend in person meetings because of health reasons. Our operations give an annual in-person country presentation in December which Mr. Cory is unable to attend, however, he receives and reviews material presented at the country presentation session.

In 2010 Mr. Cory also participated in meetings of selected members of the board focused on merger and acquisition activities.

12    Eldorado Gold Corporation

Robert R. Gilmore CPA

Chairman of the board

BSBA, Accounting
University of Denver

CPA, Colorado

Financial Consultant
Colorado, USA

Independent director since April 2003

Principal area of expertise

● Finance·

●Mergers & acquisitions

Mr. Gilmore was first elected to the board of directors of Eldorado Gold Corporation on April 30, 2003, and was elected Chairman of the board on May 6, 2010. Mr. Gilmore is a financial consultant. From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002.

Eldorado board and board committees				2010 meeting attendance*
Board of directors Audit committee (chair) Compensation committee				16 out of 16 6 out of 6 6 out of 6	100% 100% 100%
2010 compensation: Cdn$289,000
Eldorado securities held
Year	Common shares	Options	DSUs	Total market value of common shares, options and DSUs (value at risk)	Meets share ownership guidelines
2010	9,500	88,000	4,995	1,177,885	yes
Other public company boards
Fortuna Silver Mines Layne Christensen Company
* Mr. Gilmore also participated in meetings of selected members of the board focused on merger and acquisition activities, and in meetings of selected board members on succession planning.

Geoffrey A. Handley

B.Sc. Hons.
James Cook University of North Queensland

MAusIMM

FAICD

Corporate director
New South Wales, Australia

Independent director since August 2006

Principal area of expertise

● Technical

● Environmental, health  and safety

Mr. Handley was first appointed to the board of directors of Eldorado Gold Corporation in August 2006. Mr. Handley was most recently Executive Vice President, Strategic Development with Placer Dome. He has over 30 years of extensive experience in the mineral resource industry.

Eldorado board and board committees*				2010 meeting attendance
Board of directors Corporate governance and nominating committee** Compensation committee Environmental, health and safety committee (chair)***				16 out of 16 2 out of 2 6 out of 6 2 out of 2	100% 100% 100% 100%
2010 compensation: Cdn$212,000
Eldorado securities held
Year	Common shares	Options	DSUs	Total market value of common shares and options (value at risk)	Meets share ownership guidelines
2010	10,000	20,000	4,995	496,959	yes
Other public company boards
Endeavour Silver Corp. Mirabella Nickel Ltd. PanAust Limited

*  Mr. Handley also serves on the Reserve and resource review panel. The panel met twice in 2010.

** Mr. Handley  was a member of the Corporate governance and nominating committee until May 6, 2010, and attended two meetings before that date.

***The board approved the formation of the Environmental, health and safety committee in May 2010.

    Mr. Handley was appointed the chair of the committee. The committee met twice in 2010, and Mr. Handley attended both meetings.

2011 Management proxy circular    13

Wayne D. Lenton

B.Sc. Metallurgical Engineering
Montana School of Mines

Independent mining consultant
Arizona, USA

Independent director since June 1995

Principal area of expertise

● Compensation

● Technical

Mr. Lenton was first elected to the board of directors of Eldorado Gold Corporation in June 1995. Mr. Lenton is an independent mining consultant and serves on the board of directors of Energold Drilling Ltd. and North American Tungsten Corp. Ltd. From 1993 to 1995 Mr. Lenton served as the President & CEO of Canada Tungsten Inc., 1989 to 1993 President & CEO and Chairman of the Board of Canamax Resource Inc., 1985 to 1993 President & CEO and Chairman of the Board of
Canada Tungsten Mining Corporation.

Eldorado board and board committees				2010 meeting attendance
Board of directors Compensation committee (chair) Environmental, health and safety*				16 out of 16 6 out of 6 2 out of 2	100% 100% 100%
2010 compensation: Cdn$214,000
Eldorado securities held
Year	Common shares	Options	DSUs	Total market value of common shares, options and DSUs (value at risk)	Meets share ownership guidelines
2010	49,100	220,000	4,995	$3,509,316	yes
Other public company boards
Energold Drilling Ltd. North American Tungsten Corporation Ltd.
*The board approved the formation of the Environmental, health and safety committee in May 2010. The committee met twice in 2010.

Michael Price

B.Sc. Eng (2.1 Hons) – Mining Engineering University College Cardiff

PhD. - Mining Engineering

University College Cardiff

Mine Manager's Certificate of Competency

(Coal Mines, South Africa)

Professional engineering qualifications, MIMMM and Eur Ing (FEANI)

Mining Finance Consultant and Advisor and London Representative
Resource Capital Funds

London, United Kingdom

New director

Independent

Principal area of expertise

● Mining engineering

● Mining finance

Mr. Price is being nominated to the board of directors of Eldorado Gold Corporation for an initial term at the 2011 annual meeting. Mr. Price has been the Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006. From 2003 to 2006, Mr. Price served as the Managing Director, Joint Global Head of Mining and Metals of Barclay's Capital, Managing Director, Global Head of Mining and Metals of Société General, London from 2001 to 2003, Executive Director, Head of Resource Banking and Metals Trading, N.M. Rothschilds & Sons Ltd. from 1989 to 2001, ; from 1981- 1988 held the position of Mining Engineer, Business & Financial Analyst for British Petroleum PLC.

Eldorado board and board committees			2010 meeting attendance
n/a			n/a	n/a
2010 compensation: n/a
Eldorado securities held
Year	Common shares	Options	Total market value of common shares, options and DSUs (value at risk)	Meets share ownership guidelines
2010	nil	Nil	nil	n/a
Other public company boards
Sumatra Copper and Gold Ltd. Central Asia Metals Ltd. Lincoln Mining Corporation Q Resources plc

14    Eldorado Gold Corporation

Jonathan A. Rubenstein

BA, Oakland University
LLB, UBC

Corporate director
BC, Canada

Independent director since May 2009

Principal area of expertise

● Legal

● Corporate governance

● Mergers & acquisitions

Mr. Rubenstein was first elected to the board of directors on May 7, 2009. He was one of the founders of Canico Resources Corp., where he served as a Director and as Vice President & Corporate Secretary from 2002 to 2005 as the company acquired, explored and developed its Onca Puma nickel deposit in Brazil. As Vice President, Corporate Affairs for Sutton Resources from 1995 to 1999 he played a key role in negotiating the $525 million takeover of that company by Barrick Gold Corporation. Mr. Rubenstein was a founder and director of Cumberland Resources Ltd. and served on its Special Committee in respect of the takeover by Agnico-Eagle Mines Ltd. and was a director of Aurelian Resources Inc. and served on its Special Committee in respect of the 2008 $1.2 billion by Kinross Gold Corporation. Mr. Rubenstein retired from his legal practice in 1994 and since that time has been a mining executive and corporate director.

Eldorado board and board committees				2010 meeting attendance
Board of directors Audit committee Corporate governance and nominating committee				16 out of 16 5 out of 6 3 out of 3	100% 84% 100%
2010 compensation: Cdn$207,500
Eldorado securities held
Year	Common shares	Options	DSUs	Total market value of common shares, options and DSUs (value at risk)	Meets share ownership guidelines
2010	9,000	75,000	4,995	$164,430	yes
Other public company boards
Detour Gold Corporation MAG Silver Corp. Rio Novo Gold Troon Ventures Ltd.

2011 Management proxy circular    15

Donald M. Shumka

MBA, Harvard University;
BA, UBC

President & Managing Director
Walden Management Limited
BC, Canada

Independent director since May 2005

Principal area of expertise

● Finance

● Mergers and acquisitions

● Investment Banking

Mr. Shumka was first appointed to the Eldorado Board of Directors effective May 3, 2005. Mr. Shumka is and has been since 2004, the President and Managing Director of Walden Management Ltd. a firm that provides financial consulting and advisory service to financial, manufacturing and processing industries. From 1993 to 2004, he was Managing Director, Raymond James Ltd. He has extensive financial and management experience - 15 years in investment banking with Raymond James and CIBC World Markets (Canadian investment firms) and 25 years in the forest industry where he was for a decade the Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd.

Eldorado board and board committees				2010 meeting attendance*
Board of directors Audit committee Corporate governance and nominating committee**				16 out of 16 6 out of 6 1 out of 1	100% 100% 100%
2010 compensation: Cdn$213,500
Eldorado securities held
Year	Common shares	Options	DSUs	Total market value of common shares, options and DSUs (value at risk)	Meets share ownership guidelines
2010	50,000	120,000	4,995	$2,251,500	yes
Other public company boards
Anfield Nickel Corp. Lumina Copper Corp.			Magma Energy Corp. Paladin Energy Ltd.

*Mr. Shumka served on the Compensation committee until May 5, 2010. The committee held four meetings before May 5, 2010, and Mr. Shumka attended all four meetings.

Mr. Shumka participated in meetings of selected members of the board on succession planning.

**Mr. Shumka was appointed to the Corporate governance and nominating committee on May 5, 2010.
The committee held one meeting after he was appointed to the committee in 2010.

Paul N. Wright

B.Sc., Mining Engineering, Newcastle University

Member, Canadian Institute of Mining & Metallurgy

Chartered Engineer (UK)

President & Chief Executive Officer, Eldorado Gold Corporation
BC, Canada

Not independent
Director since March 1999

Principal area of expertise

● Mining engineering

● Mergers & acquisitions

Mr. Wright was first elected to the board of directors of Eldorado Gold Corporation in 1999. Mr. Wright has served as the President & CEO of Eldorado Gold Corporation since March 1999. Prior to his appointment as President & CEO, Mr. Wright was the President & Chief Operating Officer of the Company, the Senior Vice President Operations and the Vice President, Mining.

Eldorado board and board committees				2010 meeting attendance
Board of directors				16 out of 16	100%
2010 compensation: Cdn$4,484,250 (as President & CEO)
Eldorado securities held
Year	Common shares	Options	DSUs	Total market value of common shares and options (value at risk)	Meets share ownership guidelines
2010	125,000	1,000,000	–	$10,663,750	yes*
Other public company boards
None

* We do not have a share ownership requirement for the CEO, however Mr. Wright voluntarily owns 125,000 common shares of Eldorado. Their value at December 31, 2010 was $2,038,750, exceeding Mr. Wright's annual base salary by two and a half times. Independent directors are required to hold two times their annual retainer in Eldorado common shares. See page 25 for details.

16    Eldorado Gold Corporation

Cease trade orders, bankruptcies, penalties or sanctions

In the last 10 years, none of the proposed directors has, or has been a director, chief executive officer or chief financial officer (while, or within a year of, acting in that capacity) of any company (including ours) that has:

•

become bankrupt

•

made a proposal under legislation relating to bankruptcy or insolvency

•

been subject to or instituted any proceedings, arrangement of compromise with creditors, or

•

had a receiver, receiver manager or trustee appointed to hold its assets, or the assets or the nominated director.

None of our nominated directors are, or have been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to:

•

a cease trade order

•

an order similar to a cease trade order, or

•

an order that denied the relevant company access to any exemption that was issued while the nominated director was acting in that capacity, or that was issued after the nominated director was no longer acting in that capacity, and which resulted from an event that occurred while that person was acting in that capacity.

None of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority since December 31, 2000.

Meeting attendance

Directors attended 98% of our board and committee meetings in 2010, and six of the seven directors who have been nominated for re-election attended the 2010 annual meeting of shareholders.

Meeting in camera

The board and audit committee meet without management present at each regularly scheduled meeting. In 2010, the board met six times without management, and the audit committee met four times without management. The other committees meet without management whenever they deem necessary.

2010 board and committee meeting attendance

Director			Committee meetings
	Board meetings	Audit	Compensation	Corporate governance and nominating	Environmental, health and safety
James Askew	2 of 16
John Auston	16 of 16		6 of 6	2 of 3	2 of 2
Peter Cassidy	2 of 16
Ross Cory	15 of 16	6 of 6		3 of 3
Robert Gilmore	16 of 16	6 of 6	6 of 6
Geoffrey Handley	16 of 16		6 of 6	2 of 3	2 of 2
Wayne Lenton	16 of 16		6 of 6		2 of 2
Hugh Morris	3 of 16
Donald Shumka	16 of 16	6 of 6	4 of 6	1 of 3
Jonathan Rubenstein	16 of 16	5 of 6		3 of 3
Paul Wright	16 of 16	–	–	–	–

2011 Management proxy circular    17

Notes

1.

The following directors served as committee chairs in 2010:

•

Mr. Gilmore – chair of the Audit committee

•

Mr. Lenton – chair of the Compensation committee

•

Mr. Cory – chair of the Corporate governance and nominating committee, and

•

Mr. Handley – chair of the Environmental, health and safety committee.

2.

Mr. Handley and Mr. Auston met with management twice in 2010 as members of the mineral resources and review panel. Mr. Morris was also part of the panel prior to his retirement on May 6, 2010, and he attended one meeting. According to the board's terms of reference, directors who understand the technical aspects of reserve and resource calculations meet to discuss the preparation of, and procedure for, calculating the reserves and resources and the credentials of the qualified person responsible for preparing the reserve and resource statement, and reporting their findings to the board.

3.

Mr. Shumka was a member of the Compensation committee until May 6, 2010, and attended four committee meetings before that date. He was appointed to the Corporate governance and nominating committee on the same date, and attended the only meeting the committee held after he joined the committee in 2010.

4.

Mr. Auston was a member of the Corporate governance and nominating committee until May 6, 2010, and attended two meetings before that date. He was appointed to the Environmental, health and safety committee at its formation and attended both meetings the committee held in 2010.

5.

Mr. Morris retired in May 2010.

6.

Under the terms and conditions of the scheme implementation deed between Eldorado and Sino Gold Mining Limited, Mr. Askew and Mr. Cassidy joined the board when the transaction was completed on December 15, 2009. Both were independent directors until they retired at the 2010 annual meeting, and neither director was appointed to any board committees that year.

Skills and experience

The board believes it is important for directors to have experience in senior management, governance, compensation, finance, environmental, health and safety, and participating with public company boards as an advisor, director or member of management to effectively fulfill their duties and responsibilities as a member of our board.

The board reviews the slate of nominated directors every year to determine whether it still reflects the mix of skills, background and experience it believes is necessary for fulfilling its duties and responsibilities in overseeing our strategic direction, management and the company's affairs.

The board believes the directors who have been nominated for election in 2011 are well qualified to represent the interests of shareholders and appropriately address our business needs.

18    Eldorado Gold Corporation

About the auditor

KPMG has been our external auditor since June 2009, replacing PricewaterhouseCoopers LLP who had previously served as our auditor since 1992.

The auditor conducts the annual audit of our financial statements and provides audit-related, tax and other services and reports to the audit committee of the board.

Auditor's fees

The table below shows the fees earned by KPMG for services in 2009 and 2010:

	Years ended December 31
Cdn$	2010	2009
Audit fees	1,334,330	1,300,803	Total fees for audit services
Audit related fees	37,630	644,392	Fees for consulting on accounting matters, due diligence and technical guidance, among other services. Fees in 2009 are for the Sino Gold and Sao Bento transactions.
Tax services	9,419	96,759	Total fees for tax advice, tax planning and tax compliance.
All other fees and services	55,700	122,071	Fees for French translation, IFRS audit and fees related to the acquisition of Brazauro Resources
Other services	–	–	Fees for 2009 relate to diagnostic services for the transition to IFRS.
Total	1,437,079	2,164,025

2011 Management proxy circular    19

About the proposed amendments to our incentive stock option plans

The board believes it is in Eldorado's best interest to have incentive stock option plans, and that offering options to buy common shares is necessary both to attract and retain capable and experienced directors, officers, employees and other service providers, and to align their interests with those of our shareholders.

The board has reviewed the terms of our two incentive stock options plans (the plans):

•

Incentive stock option plan for employees, consultants and advisors (Employee plan)

•

Incentive stock option plan for officers and directors (Officers and directors plan).

On the recommendation of the compensation committee, the board has determined that it is appropriate to make some changes to the plans to reflect industry standards, and to incorporate the recommendations of corporate governance analysts and feedback from our shareholders.

The board is recommending the following changes:

1. change the number of Eldorado common shares that can be reserved for issue under the plans

2. make some administrative, drafting and housekeeping changes.

We need regulatory approval before we can make these changes, and shareholder approval by way of an ordinary resolution of shareholders for some of the changes (in particular, the change to the number of shares that can be reserved for issue). The requirements are outlined in the plans, and also required by the Toronto Stock Exchange and the New York Stock Exchange.

1. Change the number of shares that can be reserved for issue under the plans
The plans currently limit the number of Eldorado common shares that are reserved for issue under the plans to a specific percentage of common shares issued and outstanding. This proposal will change the limit from a percentage of shares to a fixed maximum number of shares, as follows:

	Current limit	Proposed limit
Employee plan	5% of common shares issued and outstanding	17,067,794 common shares 3.11% of common shares issued and outstanding as of the date of this circular)
Officers and directors plan	4% of common shares issued and outstanding	13,654,234 common shares 2.49% of common shares issued and outstanding as of the date of this circular)

The proposal also includes making all consequential amendments that result from this change including the removal of shareholder reconfirmation every three years as applicable to rolling plans, and removing the reloading provisions of the current plans, so they will no longer be considered rolling plans (see page 38 for information about rolling plans).

2. Change of control

•

change the provision that provides for accelerated vesting of all outstanding options on a change of control to make it conditional upon termination of employment, engagement or directorship by (a) Eldorado or a related entity of Eldorado, for any reason other than for cause or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado, and (b) the optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the Company within 30 days of such material adverse change.

3.. Amendments

•

reduce the number of circumstances when the board can make amendments to the option plans by removing section 13.2(c), which permits the board to issue deferred or restricted share units

4. Administrative, drafting and housekeeping changes

•

update the definition of cause and insider

•

add a definition of security based compensation agreements

•

update provisions dealing with withholding taxes to reflect changes in tax laws

•

make other housekeeping amendments, including correcting or clarifying ambiguities or inconsistent provisions and adding additional clarifications.

20    Eldorado Gold Corporation

You will find a summary of the current versions of the plans on page 37, and the full text of the proposed amended and restated plans in Schedule A.

Ordinary resolution

The shareholders are being asked to approve the following ordinary resolution:

“BE IT RESOLVED THAT:

1.

The Eldorado Gold Corporation (the Company) Incentive Stock Option Plan, Officers & Directors, as amended and restated as of May 7, 2009 (the Officers & Directors Plan), be amended to replace Section 4 thereof, which sets out the maximum percentage of outstanding common shares of the Company that may be issued thereunder, with Section 4 of the amended and restated Officers & Directors Plan set out in Schedule A of the Company's management proxy circular dated March 23, 2011 (the Circular), which sets the maximum number of common shares that may be reserved for issuance thereunder, from and after May 5, 2011, at 13,654,234 common shares of the Company.

2.

The amended and restated Officers & Directors Plan as described in the Circular and set out in Schedule A to the Circular be and is hereby approved with an effective date of May 5, 2011.

3.

The Company's Incentive Stock Option Plan, Employees, Consultants & Advisors, as amended and restated as of May 7, 2009 (the Employee Plan), be amended to replace Section 4 thereof, which sets out the maximum percentage of outstanding common shares of the Company that may be issued thereunder, with Section 4 of the amended and restated Employee Plan set out in Schedule A of the Circular, which sets the maximum number of common shares that may be reserved for issuance thereunder, from and after May 5, 2011, at 17,067,794 common shares of the Company.

4.

The amended and restated Employee Plan as described in the Circular and as set out in Schedule A to the Circular be and is hereby approved with an effective date of May 5, 2011.

5.

Any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all acts and things, as such person may determine to be necessary or advisable to give full effect to or carry out the forgoing resolution.”

Management and the board recommend that shareholders vote For the ordinary resolution approving and confirming the amended and restated option plans as amended and restated and attached as Schedule A to this circular, and specifically to approve replacing the fixed percentage restriction with a fixed maximum restriction.

2011 Management proxy circular    21

Governance

Management and the board of directors are committed to good governance practices.

We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with all of our stakeholders.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the Toronto Stock Exchange (TSX) and corporate governance standards that apply to us as a foreign issuer listed on the New York Stock Exchange (NYSE) and registered with the Securities and Exchange Commission (SEC) in the US.

Ethical business conduct

Our code of business conduct and ethics promotes integrity and deters wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The code applies to our directors, officers, employees and contractors and reinforces our commitment to ethical business conduct. Complying with the code and maintaining high standards of business conduct are mandatory, and the board relies on the oversight of our internal controls to monitor compliance with the code.

The code addresses six key areas:

1.

Handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest

2.

Protecting and properly using our corporate assets

3.

Keeping our corporate information confidential

4.

Treating our security holders, customers, suppliers, employees and competitors fairly

5.

Complying with laws, rules and regulations

6.

Reporting any illegal or unethical behavior.

Directors, officers, employees and contractors must read the code when they join the board or start working for us. They must acknowledge that they understand the code and attest to their compliance every year.

We adopted the code in October 2004, and review it annually and update it as appropriate.

The code is posted in all of our offices and operations. It's also available on our website (www.eldoradogold.com) and on SEDAR (www.sedar.com) and by contacting our corporate secretary.

Provisions of the code may be waived for directors or executive officers (including our senior financial officers) only if it is approved by the board. We will publicly disclose any waiver of the code that is granted to a director or executive officer, or any amendments to a waiver or the code itself. We will disclose any waiver to shareholders within four days of it being granted. Any material departure from the code by a director or executive officer that constitutes a material change will be disclosed in a press release and a material change report to the extent required under National Instrument 51-102.

Whistleblower policy

As part of the code, we adopted a “whistleblower” policy so any director, officer and employee can confidentially report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal or unusual behavior that violates laws, government regulations or our code of ethical business conduct.

22    Eldorado Gold Corporation

Reports can be made anonymously to:

Ethicspoint T. 1.866.384.4277 www.ethicspoint.com (click “file a new report”)	Chair of the audit committee Robert Gilmore 735 Leyden Street Denver, Colorado 80220 USA T. 303.601.7344 gilmores735@gmail.com	Corporate secretary Dawn Moss 1188 – 550 Burrard Street Vancouver, BC V6C 2B5 T. 604.601.6655 dawnm@eldoradogold.com

All reports are taken seriously and addressed immediately by either the chair of the audit committee or the corporate secretary. They will investigate the matter, then discuss it in more detail to determine an appropriate response, which can include implementing corrective action and preventive measures as necessary.

Reports can be filed in any language. Ethicspoint will translate a report into English and send it to the chair of the audit committee or corporate secretary for appropriate follow-up.

We will not condone any retaliation against a director, officer, employee or contractor, or our affiliates or subsidiaries if someone is acting in good faith in reporting any violations to the board.

If you have a question about the code or a concern a particular business practice or other matter, you should contact the chair of the audit committee or corporate secretary.

About the board

Our board of directors oversees management, who is responsible for the day to day conduct of our business.

The board is responsible for:

•

acting in good faith in our best interests

•

exercising care, diligence and skill in carrying out its duties and responsibilities

•

meeting its obligations under the Canada Business Corporations Act, our articles and our by-laws, and any other relevant legislation and regulations governing our business.

Duties and responsibilities

The board works with management to establish long-term goals and the strategic planning process, and is responsible for monitoring our progress in achieving our corporate strategy.

We have a highly engaged board that takes an active role in:

•

assessing and monitoring internal systems for managing the risks of our business

•

establishing our standards of ethics, risk management, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting

•

overseeing our community relations and practices and procedures on health, safety and the environment.

The board has adopted a written mandate which describes its responsibility for stewardship, including:

•

being satisfied with the integrity of the President & CEO and other executive officers, and their effort in creating a culture of integrity throughout the organization

•

adopting a strategic planning process, and approving the strategic plan at least once a year. The strategic plan must address the opportunities and risks of our business, among other things.

•

identifying the principal risks of our business and ensuring we implement appropriate systems to manage these risks

•

overseeing our succession planning, including appointing, training and monitoring the development of senior management

•

adopting a communications policy

•

overseeing our internal control and management information systems

2011 Management proxy circular    23

•

developing our approach to corporate governance, including specific governance principles and guidelines for Eldorado

•

developing a process for receiving feedback from shareholders and holders of other securities

•

adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance.

Position descriptions

The board has developed its own terms of reference as well as those for the chairman of the board. It reviews them annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges which we are listed on.

The board has also created and approved a position description for the CEO that is reviewed annually by the compensation committee as part of the process for assessing his performance.

The board's terms of reference are attached in Schedule B. Terms of reference for the board, chairman of the board, individual directors and four standing board committees are available on our website or by contacting the corporate secretary.

Director independence

The board considers a director to be independent if he has no direct or indirect material relationship that the board believes could reasonably be perceived to materially interfere with him exercising independent judgment. All of the nominated directors are independent as defined under NI 58-101, except for
Mr. Wright because he is our President & CEO and a member of management.

The chairman of the board is independent, and our board committees are made up entirely of independent directors.

The board reviews the independence status of each director when they are first nominated as a director, and then at least once a year.

Independent advice

The board has a policy which allows individual directors to engage outside advisors if they believe it's necessary to carrying out their responsibilities. We pay the cost of these services as long as all invoices are first approved by the committee chair.

Towers Watson was engaged by the Compensation committee in early 2011 to provide market data on compensation levels of Eldorado's peers, information on long-term incentive plan design, and commentary on trends in executive pay.

The Compensation committee has engaged Mercer (Canada) Limited (Mercer) from time to time to provide consulting services on director and general employee compensation and expatriate compensation.

What we expect of our directors

We expect our directors to act in the company's best interests when they are elected to our board.

They are responsible for understanding the roles and responsibilities of the board as a whole and their individual role as director, as mandated in the terms of reference and the code.

Directors receive a comprehensive orientation when they join the board so they understand its role and role of the committees, the contribution we expect of each director and the nature and operation of our business.

Conflicts of interest

To the best of our knowledge, and other than disclosed in this circular, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers, except that some of them serve as directors and officers of other public companies. It is therefore possible that there could be a conflict between their duties as a director or officer of Eldorado and their duties for other companies.

24    Eldorado Gold Corporation

Our directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest under the CBCA and expected to govern themselves to the best of their ability according to the laws in effect.

The board takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, he excuses himself from the appropriate portions of the board and committee meetings so the directors can discuss the issue openly and candidly.

Share ownership

Our directors are required to own or control an amount of Eldorado common shares equal to two times their annual retainer. They have to meet the requirement by December 31, 2011, or within three years of joining the board if they became a director after December 31, 2008 (the date we implemented the policy).

The board believes share ownership is important because it aligns the commitment of our directors and officers with the company's interests and those of our shareholders.

Orientation and continuing education

Our orientation process familiarizes new directors with our business, including our exploration, development and operation activities, the role of the board and board committees and our expectations of individual directors. Directors receive monthly reports from management, and attend presentations by our international senior management and visit our sites to experience our operations and development projects first hand.

We introduced a director accreditation program in early 2011 as part of our continuing education program. It's a three-part program, developed with the Institute of Chartered Secretaries and Administrators (ICSA) to supplement the board's finance, business and industry experience, and focuses on critical areas of governance like strategy and risk management.

Board evaluation and renewal

Assessing the board

The corporate governance and nominating committee conducts an annual assessment of our directors, using a questionnaire to give important feedback on the effectiveness and contribution of individual directors, the committees and the board overall. The committee tabulates the results and recommends any changes for the coming year.

Directors can be re-elected to the board annually, but they retire at the end of the annual meeting following their 73rd birthday.

The board sets aside time to discuss its current mix of skills, experience and competencies to identify the skill sets and kind of individuals that would enhance the proficiency and effectiveness of the board. The committee reviews this input, and then develops the qualification criteria for new candidates.

Nominating new directors

The independent directors identify new candidates for the board as part of their duties and responsibilities, while the corporate governance and nominating committee is responsible for recommending new candidates for nomination.

Its process for identifying, recruiting, nominating and appointing directors is consistent with corporate governance regulations and guidelines of securities regulators and relevant stock exchanges.

Serving on other boards

Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction.

See the director profiles on starting on page 12 for information about each director.

2011 Management proxy circular    25

Succession planning

The Corporate governance and nominating committee is responsible for establishing the size and composition of the board and qualification criteria for board members. This criteria reflects an appropriate mix of expertise, skills, attributes and personal and professional backgrounds based on, among other things, a consideration of what competencies and skills our directors as a whole should possess and an assessment of the competencies and skills of existing directors.

Directors are asked to recommend individuals to be nominated for election to the board at the annual meeting who meet the criteria established by the committee, and who have sufficient time available to devote to Eldorado’s affairs. Potential nominees undergo an interview and approval process managed by the Corporate governance and nominating committee.

Communicating with the board

We follow a communications policy approved by the board that outlines our commitment to full, accurate, clear and timely disclosure and our process for reviewing, approving and distributing our financial disclosure documents and significant investor materials.

You can communicate directly with the board by writing to the chairman of the board at our corporate office:

Chairman of the board
Eldorado Gold Corporation
Suite 1188, Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada  V6C 2B5

Please mark the envelope Private and confidential.

Shareholder proposals

If you want to submit a shareholder proposal to be presented at our 2012 annual general meeting, it must be sent to our corporate secretary by January 7, 2012 for it to be considered for including in our 2012 management proxy circular.

Send the proposal to:

Corporate Secretary Eldorado Gold Corporation Suite 1188, Bentall 5 550 Burrard Street Vancouver, British Columbia Canada V6C 2B5	dawnm@eldoradogold.com 1.604.687.4026 (fax)

26    Eldorado Gold Corporation

Board committees

The board carries out its mandate directly or through its committees, which are 100% independent.

All of the committee members meet the standard of director independence as set out by the Canadian Securities Administrators in NI 58-101 and the corporate governance standards of the New York Stock Exchange (NYSE).

Members of our audit committee also independent and financially literate according to Multilateral Instrument 52-110 – Audit committees.

The board has four standing committees:

•

Audit

•

Compensation

•

Corporate governance and nominating

•

Environmental, health and safety.

Audit committee

The Audit committee is currently made up of four financially literate, independent directors:

Robert Gilmore (chair) Ross Cory Jonathan Rubenstein Donald Shumka

Mr. Gilmore, our committee chair, is an audit committee financial expert as defined by the SEC. A certified public accountant, Mr. Gilmore has the accounting or related financial management experience that is required under the NYSE rules.

The committee is responsible for:

•

overseeing financial reporting, internal controls, the audit process, our public disclosure documents and overseeing our code of business conduct and ethics

•

recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation

•

pre-approving audit, audit-related and tax services to be provided by the external auditor

•

reviewing our hiring policies for former employees in an audit or finance role and the terms of engagement for the external auditor.

The external auditor reports directly to the audit committee. KPMG performed our audit services in 2010, and we have had the same lead audit partner for two years. Consistent with best practices, the committee requires the lead audit partner to be rotated every five years.

The audit committee adopted a policy in 2005 that non-audit services can only be provided by the external auditor if it has been pre-approved by the audit committee. Generally these services are provided by other firms under separate agreements approved by management.

2011 Management proxy circular    27

Compensation committee

The Compensation committee is made up of four directors:

Wayne D. Lenton (chair) John Auston Robert Gilmore Geoffrey Handley

The committee is responsible for:

•

assisting management in developing our compensation structure, including the compensation policies and compensation programs for our directors and executives

•

evaluating the performance of our CEO every year and recommending the compensation of our CEO and our other executive officers to the board for review and approval.

The committee conducts a thorough compensation review every year to assess:

•

the competitiveness of our cash and stock-based compensation for our directors and executives

•

whether overall compensation continues to support our goals of attracting, motivating and retaining officers and executives with exceptional leadership and management skills

•

the overall compensation packages for our senior officers and executives and whether the components are applied appropriately.

It also reviews and approves the terms of employment and evaluates the performance of the CEO for the prior year.

The committee summarizes this in a written report for the board with compensation recommendations for the chief executive officer. Mr. Wright does not participate in any discussions or reviews relating to his own performance or compensation.

2010 highlights

•

The committee reviewed the analysis of management proxy circulars of other mining companies and consulted independent compensation surveys to supplement its review and analysis, including the 2010 Mining Salary Survey Corporate Report (by Coopers Consulting and PricewaterhouseCoopers LLP), the report by the Bedford Group and the Report on Corporate Board Governance and Director Compensation (by Patrick O’Callaghan and Associates and Korn Ferry International).

•

It retained Towers Watson as its independent consultant to do a peer company review, including any equity compensation plans offering stock options and/or full value equity securities, and provide general observations on market trends in executive compensation and other issues.

The committee is responsible for making recommendations about director or executive compensation and bringing them to the board for approval. The committee’s recommendations may reflect other factors and considerations than the information provided by Towers Watson and Mercer.

The compensation discussion and analysis starts on page 31 for directors, and page 35 for executives. They were prepared by management, and reviewed and approved by this committee and the corporate governance and nominating committee.

28    Eldorado Gold Corporation

Corporate governance and nominating committee

The Corporate governance and nominating committee is made up of three directors:

Ross Cory (chair) Jonathan Rubenstein Donald Shumka

The committee was established to work with management in continuing to develop our corporate governance framework. This includes:

•

regularly reviewing our corporate governance policies and practices

•

monitoring our risk management program

•

reviewing the size and composition of the board annually

•

facilitating the succession and nomination of directors to the board

•

identifying new directors and managing the board’s nomination process, board committee appointments and assessment process

•

evaluating the board’s competencies and defining the skills and experience necessary for an effective board.

Environmental, health and safety committee

The Environmental, health and safety committee is made up of three directors:

Geoffrey Handley (chair)
John Auston

Wayne Lenton

The committee was established to work with management in developing management’s procedures for monitoring our environmental, health and safety practices. This includes:

•

reviewing and monitoring our environmental, health and safety programs and procedures

•

overseeing the establishment of a corporate environmental health and safety policy

•

monitoring management’s environmental, health and safety risk assessment and impact evaluation procedure

•

reporting to the board on environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness plans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents.

The committee receives a detailed environmental health and safety report from management quarterly, and reports the findings of the report at each regularly scheduled meeting of the board.

The board approved the formation of the Environmental, health and safety committee in 2010, and the committee’s terms of reference are available on our website.

Reserves and resources review

The board reviews management’s process for evaluating our reserves and resources. It appointed a panel of directors who are technically competent and proficient in estimating reserves and resources. The panel is charged with reviewing management’s reserve and resource estimates and reporting them to the board. In 2010, Mr. Auston, Mr. Handley and Mr. Morris served on the panel. Mr. Morris retired from the board on May 6, 2010.

Risk assessment

The corporate governance and nominating committee is responsible for monitoring our risk management program.

The board has overall responsibility for reviewing and approving recommendations, developing programs and procedures for monitoring risks, and reviewing our risk management program at each regularly scheduled board meeting. This includes overseeing the identification of our principal risks, reviewing our acceptable levels of risk and overseeing the development of appropriate systems to manage the risks we face in our business.

2011 Management proxy circular    29

Compensation

Report by the Compensation committee

This section discusses our compensation practices and decisions.

The Compensation committee is responsible for developing our director and executive compensation and policies, in consultation with, among other parties, senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado’s talent and workforce needs. It is also responsible for reviewing these policies annually and recommending any changes to the board as appropriate, reviewing and approving the terms of employment and performance objectives for the named executives, and assessing the performance of the President & CEO.

Independent decision-making is critical to the integrity of the committee.

None of the committee members has been an employee or executive officer of Eldorado, has or has had a material relationship with the company, taken a loan or had an interest in any material transactions involving Eldorado.

None of the named executives has served on the compensation committee or board of another company whose executive officers are members of this committee or our board.

Director compensation

The Compensation committee completed an extensive review of director compensation in 2009 and recommended that the board increase the total maximum cash compensation allowed for directors, to recognize the increased time that directors spend on board matters, and to allow more flexibility in attracting and retaining directors.

The committee felt the increase was appropriate, and also necessary, to:

•

broaden the range of skills

•

compensate directors for an increased workload and overseeing a more complex business resulting from the acquisition of Sino Gold Mining Limited (Sino Gold) and an increase in regulatory matters associated with our listings on three major stock exchanges

•

bring compensation in line with market conditions, and

•

increase the maximum amount of total cash compensation that can be paid in the future.

Shareholders approved this item at our 2010 annual general meeting. The increase was made retroactive to January 1, 2010,

Executive compensation

Both the committee and board believe our shareholders want corporate leaders who will run Eldorado in a way that protects and grows their investment. Senior management has a proven record of doing just that, generating stable growth and a 225% appreciation in share price over the last five years, while remaining one of the world’s lowest cost, pure gold producers.

The committee conducts a thorough review of executive compensation every year to make sure our compensation practices are still appropriate and continue to meet our needs. This includes reviewing our practices as economic events unfold and industry developments affect our market. The committee engaged Towers Watson to review the competitiveness of the compensation arrangements with our executive team and outline the long-term incentive practices of companies in our peer group.

The committee reviewed 2010 corporate performance against our operating plan. It also:

•

conducted a detailed review of each executive’s performance against his or her corporate and individual objectives as set out under our short-term incentive plan

•

reviewed management’s proposals for long-term incentive awards, agreed to a grant of such awards to the CEO, and made corresponding recommendations to the Board, and

•

made recommendations to the board about other compensation components.

30    Eldorado Gold Corporation

In early 2011 the Compensation committee undertook an extensive review of the compensation of our executives and officers. The committee took into consideration the company’s exceptional performance over several years through 2010, including share price appreciation and growth in market capitalization when compared with its peer group. In addition, the committee benchmarked executive compensation to our peer group companies. See page 48 for details of the special bonus.

The committee has reviewed the compensation disclosure in this document and believes its compensation review and recommendations are appropriate for 2010.

Wayne D. Lenton (committee chair) John Auston Robert Gilmore Geoffrey Handley

Directors

Compensation discussion and analysis

Directors are paid an annual retainer, attendance fees and stock options for serving on our board.
Mr. Wright does not receive these fees because he is a member of management as our President & CEO, and is not an independent director. See page 45 for his compensation for 2010.

The independent directors earned a total of $935,500 in 2010.

The table below details the 2010 retainer and fee structure. We pay retainers and fees quarterly.

Director cash compensation in 2010	Cdn$
Annual retainers • member of the board of directors • chairman of the board	70,000 125,000
Annual committee retainers • audit committee chair • compensation committee chair • corporate governance and nominating committee chair • environmental health and safety committee chair	12,000 8,000 8,000 8,000
Board and committee meeting fee (per meeting)	1,500

Equity compensation

At the discretion of the board, each independent director may receive an annual grant of stock options, deferred share units (DSU) or a combination of stock options and DSUs to a maximum of Cdn$100,000. The options and DSUs are administered under the terms and conditions of our Officers and Directors Incentive stock option plan and our Deferred share unit plan (see page 37 and below for details.)

In addition to this discretionary annual grant, directors are granted 100,000 stock options when they are first elected to our board.

Deferred share unit plan

The board adopted a D eferred share unit plan (DSU plan) as of July 15, 2010. DSUs represent notional Eldorado shares based on the value of our common shares and do not earn dividend equivalents ..

Under the plan, the board can grant DSUs to eligible directors, designated by the board, on the following terms:

•

the market value of a DSU is the closing price of an Eldorado common share on the Toronto Stock Exchange (TSX) on the day prior to the relevant date.

•

DSUs are denominated in common shares when they are credited to a participant’s account.

2011 Management proxy circular    31

Participants may redeem the DSUs after the termination date – the earliest date that both of the following conditions are satisfied:

•

the date that the participant is no longer a member of our board for whatever reason including resignation, disability, death, retirement, or loss of office as a director

•

the date that the participant is neither an employee, nor a member of our board or any corporation related to Eldorado for the purposes of the Income Tax Act (Canada).

Directors can redeem their DSUs for cash after the termination date. The director must file a redemption notice with our CEO, CFO or Corporate Secretary, specifying the redemption date, which must be before December 15 of the first calendar year following the calendar year of the termination date.

DSUs are redeemed for an amount equal to the market value of vested DSUs on the redemption date, subject to adjustments for certain corporate actions. DSUs are paid out within 15 trading days of redemption date, and prior to December 31.

Directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the plan.

Travel and other fees

Directors have a travel allowance of Cdn$750 per day if they travel to our board and committee meetings from outside of British Columbia. They are also reimbursed for incidental expenses they incur while serving on the board.

2010 compensation details

Director compensation table

Our directors earned a total of $2,184,000 in 2010. The table below shows the breakdown of total compensation earned by each director in 2010.

Mr. Wright does not receive director fees because he is a member of management as our President & CEO, and is not an independent director. See page 45 for his compensation in 2010.

Name	Fees earned ($)	Share-based awards[4] ($)	Option-based awards[5] ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
James Askew[1]	20,500	–	272,000				292,500
John Auston[3]	119,500	–	100,000				219,500
Peter Cassidy[1]	22,000	–	272,000				294,000
Ross Cory[2]	115,500	100,000	–				215,500
Robert Gilmore[2]	189,000	100,000	–				289,000
Geoffrey Handley[3]	112,000	100,000	–				212,000
Wayne Lenton[2]	114,000	100,000	–				214,000
Hugh Morris[1,3]	26,500	–	–				26,500
Jonathan Rubenstein	107,500	100,000	–				207,500
Donald Shumka	113,500	100,000	–				213,500

Notes

1.

Mr. Askew, Mr. Cassidy and Mr. Morris retired from the board of directors on May 6, 2010.

2.

The following directors served as committee chairs in 2010:

•

Mr. Gilmore – chair of the Audit committee

•

Mr. Lenton – chair of the Compensation committee

•

Mr. Cory – chair of the Corporate governance and nominating committee, and

•

Mr. Handley – chair of the Environmental, health and safety committee.

32    Eldorado Gold Corporation

3.

Mr. Handley and Mr. Auston met with management twice in 2010 as members of the mineral reserves and resources and review panel. According to the board’s terms of reference, directors who understand the technical aspects of reserve and resource calculations meet to discuss the preparation of, and procedure for, calculating the reserves and resources and the credentials of the qualified person responsible for preparing the reserve and resource statement, and reporting their findings to the board. Mr. Morris attended one meeting prior to his retirement in May 2010.

4.

Share-based awards is the amount that directors received in DSUs in 2010. DSUs are calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant.  DSUs are settled in cash, have no value at the date of grant, and do not earn dividend equivalents.

5.

Option-based awards is the amount that directors received in stock options in 2010.   Directors are granted stock options as part of the Director compensation policy.  The number of stock options is calculated by dividing the total value of the grant by the value of an option using the Black scholes method.

Incentive plan awards

The next table shows the unexercised options and unvested DSUs the independent directors held as of December 31, 2010.

		Option-based awards				Share-based awards
Name	Grant date	Unexercised stock options as at December 31, 2010 (#)	Option exercise price (Cdn$)	Option expiry date	Value of unexercised in-the-money stock options at December 31, 2010[1] (Cdn$)	Unvested DSUs as at December31, 2010 [2] (#)	Value of unvested DSU s at December 31, 2010 [3] [2] (Cdn$)
James Askew[4]		100,000	15.53	May 5, 2011	274,000	–	–
John Auston		100,000 20,000 9,806	6.44 9.81 20.02	Jan 30, 2013 May 12, 2014 Sept 9, 2015	1,183,000 223,000 -	–	–
Peter Cassidy[4]		100,000	15.53	May 5, 2011	374,000	–	–
Ross Cory		100,000 100,000 20,000	7.12 6.44 9.81	Mar 21, 2012 Jan 30, 2013 May 12, 2014	1,115,000 1,183,000 223,000	4,995	91,259
Robert Gilmore		34,000 34,000 20,000	7.12 6.44 9.81	Mar 21, 2012 Jan 30, 2013 May 12, 2014	379,100 402,220 223,000	4,995	91,259
Geoff Handley		20,000	9.81	May 12, 2014	223,000	4,995	91,259
Wayne Lenton		100,000 100,000 20,000	7.12 6.44 9.81	Mar 21, 2012 Jan 30, 2013 May 12, 2014	1,115,000 1,183,000 223,000	4,995	91,259
Hugh Morris		10,000	9.81	May 12, 2014	84,600	–	–
Jonathan Rubenstein		75,000	9.81	May 12,2014	634,500	4,995	91,259
Donald Shumka		100,000 20,000	7.12 9.81	Mar 21, 2012 May 12, 2014	1,115,000 223,000	4,995	91,259

Notes

1.

The value of the stock options is based on a market value of Cdn$18.27 per share, the closing price per Eldorado common share on the TSX as of December 31, 2010, even though these options have not been and may never be exercised. Any actual gains will depend on the value of our common shares on the date they are exercised.

2011 Management proxy circular    33

2.

The number of DSUs granted is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant.  DSUs are settled in cash, and do not earn dividend equivalents.

3.

The value of the DSU’s is based on a market value of CDN$18.27 per share, the closing price per Eldorado common share on the TSX as of December 31, 2010.  Any actual value will depend on the value of our common shares on the date the DSU’s are redeemed.

4.

Mr. Askew, Mr. Cassidy and Mr. Morris retired from the board of directors on May 6, 2010. In accordance with the terms of the Directors and officers plan, they have up to one year from their retirement date to exercise any options that were vested at the date of their retirement.

The next table shows the value of incentive plan awards that were vested or earned by each independent director in 2010.

Name	Option-based awards – Value vested during the year (Cdn$)	Share-based awards – Value vested during the year (Cdn$) (1)	Non-equity incentive plan compensation – Value earned during the year ( Cdn $)
James Askew	nil	nil	nil
John Auston	281,140	nil	nil
Peter Cassidy	Nil	nil	nil
Ross Cory	281,140	nil	nil
Robert Gilmore	281,140	nil	nil
Geoff Handley	281,140	nil	nil
Wayne Lenton	281,140	nil	nil
Hugh Morris	281,140	nil	nil
Jonathan Rubenstein	Nil	nil	nil
Donald Shumka	281,140	nil	nil

Notes

1. DSU’s do not vest until termination date.

34    Eldorado Gold Corporation

Executives

Compensation discussion and analysis

We have developed compensation practices and procedures to meet six key criteria:

•

attract and retain an outstanding executive team

•

recognize competitive industry standards

•

reward exceptional contributions to our success

•

reward performance according to pre-determined objectives

•

provide insurance and retirement benefits

•

acknowledge the reporting requirements of securities and corporate governance regulators.

Performing in accordance with our stated plan and providing clear, transparent disclosure have been critical factors in earning and maintaining the trust of our shareholders. They have also been the cornerstone of our success.

This section discusses our executive compensation program – our philosophy and approach, the different components, the board’s key compensation decisions for our most senior executives for 2010, and how our executive compensation compares to our share performance over the last five years.

We refer to our Chief Executive Officer, Chief Financial Officer and our three next most highly compensated officers as our named executives:

•

Paul N. Wright, President & Chief Executive Officer

•

Ed Miu, Chief Financial Officer

•

Norman S. Pitcher, Chief Operating Officer

•

Paul Skayman, Senior Vice President, Operations

•

Dawn Moss, Vice President, Administration and Corporate Secretary

Philosophy and approach

Delivering solid financial performance as one of the world’s lowest cost gold producers demands executive leadership with substantial knowledge, experience and agility. Our approach to compensation is based on attracting and retaining well qualified individuals by:

•

offering a base salary competitive with our peer group and within recommended industry parameters

•

motivating senior executives to deliver high performance relative to corporate, operational and individual goals

•

offering different forms of compensation to recognize individual and team performance

•

offering an equity component to align executives’ interests with those of our shareholders

•

balancing rewards to recognize short-term results and our long term strategic development.

Benchmarking

We benchmark executive compensation against a peer group of other mining companies to ensure we stay competitive. We specifically benchmark the base salaries and long-term incentives of our senior executives.

We develop our peer group based on companies that have a similar level of revenue and market capitalization. It does not include companies that are much larger than we are, or companies not involved in the gold mining industry, because the committee felt they could skew the results. Companies in our peer group may not match Eldorado in terms of their operations, but they are all in the metals mining industry and we compete with them for executive talent.

Agnico-Eagle Mines Limited	Pan American Silver Corp.	Randgold Resources Limited
Centerra Gold Inc.	Yamana Gold Inc.	IAMGOLD Corporation
Inmet Mining Corporation	Kinross Gold Corporation

2011 Management proxy circular    35

Share ownership

The board believes directors, officers and employees should all have a stake in the future growth of the company and that their interests should be aligned with those of our shareholders.

Three of the five named executives are Eldorado shareholders. Mr. Wright owns or controls 125,000 common shares of the company, representing a 0.00023% interest.

Compensation components

Our executive compensation program is made up of seven components that reward performance over different time periods. We use cash compensation for current year performance and equity compensation to reward longer term performance.

Base salary

We compare base salaries to similar positions in our peer group to set our annual salary levels.
We generally target salaries between 80 and 120% of the 50th percentile of our peer group.

Short term incentive plan

Our short term incentive plan (STIP) is designed to reward executives with annual cash awards based on corporate, operational and individual results when measured against predetermined objectives and performance measures.

The plan:

•

is an incentive bonus designed to stretch the contribution made by each participant

•

aligns individual contributions with the company’s objectives

•

communicates the key objectives we value most highly, and

•

rewards senior management for achieving objectives commensurate with our business and operational results.

The STIP award is calculated as follows:

Base salary

Annualized salary on December 31, not including extra items like expatriate allowances.

Target award levels

Each participant’s target award level is expressed as a percentage of base salary, and awarded if he or she meets their target achievement level for each objective.

Weighting factors

Each corporate, operational and personal objective is assigned a weighting, which varies by named executive.

36    Eldorado Gold Corporation

Achievement level factors

Performance is based on how well we achieve each STIP objective. There are three levels of performance, each receiving a corresponding performance factor that is used in calculating the STIP award. The factor is prorated linearly if our performance falls between two levels.

If we achieve:	Our performance factor is:
threshold performance	0.0	• this is non-stretch or minimum level of performance so no award is paid
target performance	1.0	• our performance generally reflects the business plan or budget for the year – this is our desired level of stretch performance
challenge performance	2.0	• our performance exceeds business plan expectations – this is exceptional performance so the maximum incentive award is paid

The compensation committee can use discretion to assign a factor higher than 2.0 if our performance is outstanding and significantly superior to the challenge level.

The STIP award is paid in cash and subject to statutory deductions.

Merit awards

Merit awards are cash awards that are sometimes granted for extraordinary performance that results in a significant benefit to the company.

Incentive stock option plans

We have two incentive stock option plans (the plans):

•

a plan for the employees, consultants and advisors of Eldorado and our related entities, as well as the directors and officers of our related entities (the Employee plan)

•

a plan for directors and officers of Eldorado (the Officers and directors plan)

We established the Employee plan in 1994.

We introduced the Officers and directors plan in 2003, to tie a portion of the future compensation of our directors, officers and employees to the long-term performance of our shares. The named executives participate in the Officers and directors plan because it provides a tangible way to motivate them to focus on our long-term interests and the interests of shareholders.

We are making some changes to the plans and submitting them for shareholder approval at the 2011 meeting. Please see page 20 for information about the proposed changes.

Granting and vesting

The board approves option grants under the plans. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The board generally grants options in five-year terms, which is the maximum option period provided for under the plans, but can set shorter terms if it wishes. The board also has discretion to determine vesting restrictions, and in connection therewith determine the terms under which vesting of the options may be accelerated.

Options granted to our named executives vest in three tranches over two years. Options vest immediately upon a change of control (as defined in the plans).  This provision is being amended to make it conditional upon termination of employment, engagement or directorship, as described under heading “About the proposed amendments to our incentive stock option plans”.

Exercising options

The board determines an option’s exercise price on the grant date .. The exercise price must be at least equal to the market value of our common shares at that time (the closing price of our common shares on the TSX on the trading day immediately before the grant date). If there is no closing price, the market value is the share price used in the last trade on the grant date.

2011 Management proxy circular    37

Options cannot be exercised if the exercise period has expired. If options expire during a trading black-out period, they can be exercised within 10 days after the black-out period is lifted.

We do not provide any financial assistance to participants when they exercise their options.

Assigning or transferring options

Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies. The board must approve any requests to transfer options to a holder’s holding company or registered plan.

Special situations

If the option holder is no longer eligible to participate in the plan, he or she has 365 days to exercise any vested options under the Officers and directors plan, and 30 days under the Employee plan, except in the following situations:

•

on death, his or her estate has 365 days to exercise the vested options

•

on termination for cause, all options terminate immediately.

The board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment, engagement or directorship provided that no options shall be exercisable following the expiration of the option period applicable to the option.

Restrictions

Shares reserved for issue

The plans limit the total number of Eldorado common shares that can be reserved for issue under the plans (subject to reloading and adjustments) to no more than 9% of common shares issued and outstanding from time to time, as follows:

•

Employee plan: limited to no more than 5% of Eldorado common shares issued and outstanding

•

Officers and directors plan: limited to no more than 4% of Eldorado common shares issued and outstanding.

We are proposing to amend the plans to change this limit from a percentage of common shares issued and outstanding to a maximum number of shares. See page 20 for details.

The plans limit the number of Eldorado common shares that can be reserved for issue under the plans for a single individual:

•

Employee plan: limited to no more than one-half of one percent (0.5%) of common shares outstanding on the grant date

•

Officers and directors plan: limited to no more than one percent (1%) of common shares outstanding on the grant date (on a non-diluted basis)

•

Both plans: for non-executive directors, limited to no more than three quarters of one percent (0.75%) of common shares outstanding on the grant date.

•

Common shares that were reserved for options that expire, are cancelled or otherwise terminated for any reason can be used for other options issued under the plans.

Restrictions for insiders

No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis), can be reserved for issue to insiders through the plans and any other security based compensation arrangement.

In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plans and any other security based compensation arrangement.

Other

Reloading feature

The plans are currently rolling plans. When options are exercised, the same number of common shares may be reserved for issue at a later date (known as reloading).

38    Eldorado Gold Corporation

We are proposing to amend the plans to remove the reloading feature for exercised options. See page 20 for details.

Grants to non-executive directors

Under our compensation policy, the board can grant up to 100,000 fully vested options to a non-executive director when he is first elected or appointed to our board, and has the discretion to grant stock options to non-executive directors up to a value of $100,000 per year as determined by the Board ..

Corporate changes

If we amalgamate, consolidate, or merge with or into another body corporate:

•

option holders are entitled to receive other securities, property or cash (in lieu of common shares).

If it is imminent that our common shares will be exchanged or exchanging or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

•

the board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised , among other things.

If a third party makes an offer to buy all of our common shares:

•

the board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised.

Making changes to the plans

Except as described below, shareholders must approve all changes to the plans, including changes that involve:

•

changing the number of common shares that can be reserved for issue under the plans, including:

   •

increasing the fixed maximum or fixed maximum percentage

   •

changing from a fixed maximum number to a fixed maximum percentage

   •

changing from a fixed maximum percentage to a fixed maximum number (an increase doesn’t include reloading after options are exercised, as long as the fixed maximum or percentage is not increased)

•

adding any kind of financial assistance

•

changing any financial assistance provision that favours participants

We do not need shareholder approval to make changes like:

•

changing the termination provisions of the options or plan, as long as it does not extend beyond the original expiry date

•

adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying common shares from our reserve

•

add a deferred or restricted share unit or any other provision which results in eligible persons receiving securities while no cash consideration is received by Eldorado.

•

making housekeeping changes like correcting errors or clarifying ambiguities

•

updating the plans to reflect changes in the governing laws, including any TSX compliance requirements.

Under the NYSE rules, shareholders generally must approve the following material changes, among others:

•

a material increase in the number of shares to be issued under the plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction)

•

a material increase in benefits to participants, including any material change to:

   •

a re-pricing (or decrease in exercise price)

   •

reducing the offering price of shares or options to buy shares, or

   •

extending the duration of the plan

•

expansion of the class of participants eligible to participate in the plan

•

expansion of the kinds of options or awards under the plan.

2011 Management proxy circular    39

The board can adjust or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes, as long as the option holder consents to the change if it would have a material and adverse effect on him or her. The board can also extend the exercise period or lower the exercise price if it receives shareholder approval.

If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from the disinterested shareholders, according to the terms of the plans and TSX and other regulatory requirements.

Other terms and conditions

Any options that haven’t been allocated must be reconfirmed by a majority of shareholders every three years, or the board will not be able to grant any additional options under the plans. Shareholders last reconfirmed the unallocated options and approved the plans at our annual meeting on May 1, 2008, and they must do so again on or about May 1, 2011.

The board can suspend or terminate the plans at any time, and impose other terms and conditions on any options granted under the plans.

The board can change or terminate the plans and any outstanding options if a securities regulator, stock exchange or a market requires it as a condition of approving a distribution of common shares to the public, or to obtain or maintain a listing or quotation of our common shares.

The plans were amended and restated on May 1, 2008 at our annual meeting of shareholders. Please see our 2008 and 2009 management proxy circulars (dated March 27, 2008 and April 3, 2009) on SEDAR (www.sedar.com) for a summary of the amendments to the plan.

You can request a copy of the plans by contacting our corporate secretary.

If shareholders approve the amended plans certain of the above provisions will be amended.

Bonus award units

Executive officers, employees and consultants are eligible to participate in our bonus award unit plan, which recognizes the company’s success over the medium term.

The award is tied to the value of our common shares and paid in cash. It focuses participants on achieving performance that enhances shareholder value.

The board grants bonus unit awards from time to time based on pre-determined performance criteria.

Units vest when performance targets are met and/or when the time vesting period expires. They are automatically redeemed for cash on or before the last trading day before December 15 of the year the award vests, subject to any trading black-out period restrictions. The amount of the payout is based on how much our shares have appreciated in value from the grant date.

Units that do not vest before the performance period expires, or are not redeemed according to the terms of the plan, are cancelled.

If employment is terminated for any reason other than cause, participants are entitled to redeem their bonus award units if they have vested and have not yet been redeemed.

Any outstanding bonus award units that have not yet vested on the termination date will be deemed to have vested if we:

40    Eldorado Gold Corporation

•

terminate employment before the end of the performance period, for any reason other than cause within six months of a change of control, or

•

make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within six months of a change of control and the participant gives notice of termination within 30 days of the material change.

Any other bonus unit awards that have not vested are relinquished and cancelled when the executive’s employment is terminated, unless the board determines otherwise. The board can accelerate the vesting period or waive the vesting or other terms.

Termination for cause

If an executive’s employment is terminated for cause, he or she forfeits all bonus unit awards (whether vested or not) and all rights to cash payments, and we cancel the awards as of the date of termination.

Pension plan

Mr. Wright, Mr. Miu, Mr. Pitcher and Ms. Moss participate in the Eldorado pension plan for designated employees, a registered pension plan under the Income Tax Act (Canada) and a supplemental executive retirement plan. The combined annual retirement benefit is equal to 2% of the highest average annual earnings over a three-year period, multiplied by years of service.

The normal retirement age is 65, but participants can retire as early as 55 if they have at least 10 years of service. Pension benefits are reduced if a participant retires before turning 60, except for Mr. Wright who is eligible to receive an unreduced pension after turning 55. All pension benefits are payable as a joint and two-thirds survivor pension with a five-year guarantee.

Benefits

Executives receive benefits that include medical, extended health, dental, disability, critical illness and life insurance coverage.

Mr. Wright receives parking, a club membership and an annual health assessment as perquisites, while Mr. Pitcher, Mr. Miu, Mr. Skayman and Ms. Moss receive parking and an annual health assessment.

2011 Management proxy circular    41

2010 performance and compensation decisions

Corporate performance

2010 was a very successful year for Eldorado. We performed very well and surpassed our guidance, increasing gold production by 74% to 632,537 ounces of gold at a cash cost of $382/ounce, maintaining our position as a low cost gold producer. We now operate five mines in three countries: the Kişladağ mine in Turkey, the Jinfeng, Tanjianshan and White Mountain mines in China and the Vila Nova iron ore mine in Brazil.

Our share price delivered a return of 217% for the past three years, compared to an average of 44% for our peer group over the same period. Over the past five years, our market capitalization has increased by 405%, compared to an average of 85% for our peer group, based on data supplied by Bloomberg.

In 2010, we successfully integrated the Sino Gold operations, cultures and teams and achieved strong performance, with a profit of $0.38 per share. Our shareholders received an annual dividend of $0.05 per share in 2010 and are expected to benefit from an annual dividend of $0.10 per share in 2011.

Measured and indicated resources increased from 21.3 million ounces to 22.9 million ounces and we grew our proven and probable reserves to 18,7 million ounces of gold.

We acquired Brazauro Resources Corporation and 100% of the Tocantinzinho development project, and started to rebuild our successful mining business in Brazil.

The table below lists the 2010 objectives, weightings and achievement levels for the named executives under the short term incentive plan.

2010 Corporate and operational objectives	Achievement	Achievement level factor	Named executive
1. Net income per share	Realized a share price at year-end that significantly exceeded the challenge level .	3.00	Paul Wright Ed Miu Dawn Moss
1. Cash flow from operations per share	Realized actual cash flow from operations that significantly exceeded the challenge level	3.00	Paul Wright Ed Miu Norm Pitcher Dawn Moss Paul Skayman
2. Capital expenditure program	Achievement did not meet the plan target level	0.75	Paul Wright Ed Miu Norm Pitcher Paul Skayman
3. Exploration program	Target level was met. Exploration programs were implemented on plan.	1.00	Norm Pitcher
4. Share price as compared to the average performance of companies in the S&P/TSX Global Gold Index	Actual company performance to the average performance of the companies in the S&P/TSX Global Gold Index = 93%	0.75	Paul Wright Ed Miu Norm Pitcher Dawn Moss
5. Minimum monthly cash balance unrestricted	Realized minimum monthly unrestricted cash balance that significantly exceeded the challenge level	3.00	Paul Wright Ed Miu
6. Reserves and resources per share	Reserves & resources increased to an advantage over the target level.	3.00	Paul Wright Norm Pitcher
7. Kişladağ gold production	Kişladağ gold production met and exceeded the challenge level to a significant advantage	3.0 0	Paul Skayman
8. Kişladağ operating costs	Kişladağ operating costs met plan . Target level was achieved.	1.00	Paul Skayman
9. Gold production	Gold production targets at the Kişladağ, Tanjianshan, Jinfeng and White Mountain mines met or surpassed the target level to an advantage over plan	1.875	Paul Skayman
10. Operating costs	Operating cost targets at the Kişladağ, Tanjianshan, Jinfeng and White Mountain mines met or surpassed the target level to an advantage over plan.	1.875	Paul Skayman
11. Eastern Dragon capital program	Eastern Dragon capital program did not meet Target level	0.5 0	Paul Skayman

Named executives – 2010 Personal objectives	Results
Paul Wright President & Chief Executive Officer
Mr. Wright’s personal objectives in 2010 were focused on the company’s growth, permitting activities and integration of Sino Gold assets.	Mr. Wright met and surpassed the target achievement level of his stated objectives.
Ed Miu Chief Financial Officer

Mr. Miu’s personal objectives in 2010 were focused on successful completion and implementation of the transition to IFRS and continuing development of international financial reporting systems and strategies for the company.

Mr. Miu successfully completed the transition to IFRS and met some of the remaining stated objectives.
Norm Pitcher Chief Operating Officer
Mr. Pitcher’s personal objectives in 2010 focused on the integration of the Sino Gold assets and improvements to the company wide reporting system and organizational structure	Mr. Pitcher met and surpassed the target achievement level of his stated objectives.
Paul Skayman Senior Vice President, Operations
Mr. Skayman’s personal objectives in 2010 were focused on safety, integration of senior operations personnel for China and implementation of a production reporting data base	Mr. Skayman met and surpassed his objectives in two of three targets
Dawn Moss Vice President, Administration and Corporate Secretary

Ms. Moss’s personal objectives in 2011 were focused on the transition and closure of the Sino Gold office, establishing an HR manager function and assisting in the structure of the company’s international subsidiaries

Ms. Moss met and surpassed the established target achievement level of her stated objectives.

2011 Management proxy circular    43

Weightings

The table below shows the 2010 target award levels and weightings of the corporate, operational and personal objectives for each named executive:

Named executive		Weightings
	Target award level (% of base salary)	Corporate and operational objectives	Personal objectives
Paul Wright President & CEO	100%	60%	40%
Ed Miu Chief Financial Officer	75%	60%	40%
Norman Pitcher Chief Operating Officer	75%	65%	35%
Paul Skayman Senior Vice President, Operations	50%	65%	35%
Dawn Moss Vice President, Administration and Corporate Secretary	65%	40%	60%

Individual performance

The board’s executive compensation decisions for 2010 resulted in a mix of current and full career performance.

2010 STIP awards granted to the named executives totaled $3,341,119, before statutory deductions and withholding taxes.

Our three-year average long-term incentives are between the 49th and 67th percentile of our peer group for the five named executives.

44    Eldorado Gold Corporation

Paul N. Wright
President & Chief Executive Officer

Mr. Wright is also a director of the company. He joined Eldorado in July 1996 and was Vice President, Mining and Senior Vice President, Operations before being appointed President & Chief Executive Officer in October 1999. A graduate of the University of Newcastle Upon Tyne, Mr. Wright has over 30 years of experience in developing and operating open pit and underground gold mines. Prior to joining Eldorado, he worked with Placer Dome, the Redpath Group and Granges. Mr. Wright is a member of the Canadian Institute of Mining and Metallurgy, the Institution of Mining and Metallurgy of London and is a Chartered Engineer (UK).

The board approved the following compensation for Mr. Wright in 2010:

Paul N. Wright President & Chief Executive Officer	2010 (Cdn$)
Base salary	900,000
Short term incentive plan award	1,732,500
Merit award	–
Stock options	2,538,000
Bonus unit awards	–
Total direct compensation	5,170,500

Ed Miu
Chief Financial Officer

Ed Miu was appointed Chief Financial Officer on December 31, 2009. He is the former Chief Financial Officer of Sino Gold Mining Limited, with over 30 years of experience managing diverse finance, operational and business development activities in North America, Asia Pacific and Europe. Prior to joining Sino Gold, he was Chief Financial Officer for the Asia Pacific region working in Shanghai for Modine Manufacturing Company, a NYSE listed company, and Director of Finance in Beijing for Alcoa Asia. Mr. Miu held various senior positions with TRW Inc. in the US, Europe and Asia over a 20-year period. He holds a Bachelor of Science degree in Accounting from Seton Hall University in New Jersey and an MBA in Finance and International Business from New York University in New York.

The board approved the following compensation for Mr. Miu in 2010:

Ed Miu Chief Financial Officer	2010 (Cdn$)
Base salary	350,000
Short term incentive plan award	449,531
Merit award	–
Stock options	1,057,500
Bonus unit awards	–
Total direct compensation	1,857,031

2011 Management proxy circular    45

Norman S. Pitcher
Chief Operating Officer

Mr. Pitcher was appointed Chief Operating Officer as of July 1, 2005. Prior to becoming COO, Mr. Pitcher was Vice President, Exploration and Corporate Development and led our exploration activities and identified new business opportunities. A graduate of the University of Arizona with a B.Sc. in Geology, Mr. Pitcher has over 25 years of experience in the mining industry. Throughout his career with Eldorado, Pan American Silver, H.A. Simons, Ivanhoe Gold and Pioneer Metals, Mr. Pitcher has been involved in exploration, evaluation and exploitation of open pit and underground mineral deposits on a worldwide basis.

The board approved the following compensation for Mr. Pitcher in 2010:

Norman S. Pitcher Chief Operating Officer	2010 (Cdn$)
Base salary	500,000
Short term incentive plan award	632,813
Merit award	–
Stock options	1,057,500
Bonus unit awards	–
Total direct compensation	2,190,313

Paul S. Skayman
Senior Vice President, Operations

Mr. Skayman joined Eldorado in September 2005 as Project Manager, Tanjianshan Gold Project, where he provided leadership and management for the development of the Tanjianshan gold project. He was appointed Vice President, Operations in August 2008 and Senior Vice President, Operations in December 2009. Mr. Skayman has over 25 years of experience in the mining industry with a solid background in metallurgy, mine and underground project planning and feasibility studies. He holds a B.Sc. in Extractive Metallurgy from Murdoch University in Perth, Australia and has worked extensively in Australia, Africa and China in both mine development and operations.

The board approved the following compensation for Mr. Skayman in 2010:

Paul S. Skayman Senior Vice President, Operations	2010 (Cdn$)
Base salary	280,000
Short term incentive plan award	203,000
Merit award	–
Stock options	317,250
Bonus unit awards	–
Total direct compensation	800,250

46    Eldorado Gold Corporation

Dawn L. Moss
Vice President, Administration and Corporate Secretary

Ms. Moss joined Eldorado as Corporate Administrator in November 1998 and was appointed Corporate Secretary in October 2000 and Vice President, Administration in 2008. She is a member of the Canadian Society of Corporate Secretaries and the Institute of Corporate Secretaries, and has over 30 years of experience in administrative and corporate secretarial experience in resource based industries.

The board approved the following compensation for Ms. Moss in 2010:

Dawn L. Moss Vice President, Administration and Corporate Secretary	2010 (Cdn$)
Base salary	280,000
Short term incentive plan award	332,150
Merit award	–
Stock options	528,750
Bonus unit awards	–
Total direct compensation	1,140,900

Executive and senior officer compensation 2011

Compensation review

In early 2011 the Compensation committee undertook an extensive review of the compensation of our executives and officers. The committee took into consideration the company’s exceptional performance over several years through 2010, including share price appreciation and growth in market capitalization when compared with its peer group. In addition, the committee benchmarked executive compensation to our peer group companies.

Compensation philosophy

Based on its 2011 compensation review, the board adopted a compensation philosophy for a total compensation package for all of our employees whereby base cash compensation would be structured within a range of between 80 – 120 percent of the 50th percentile of compensation paid by our peer group companies.

In further developing the philosophy as it applies to our executive and senior officers, with an intention to increase the emphasis on pay-for-performance, the board approved an amendment to the compensation philosophy that provides that, in the event of exceptional performance, senior management employees could reach the 75th percentile of our peer group, primarily through award of equity-based components of the total compensation package.

To accomplish this, the board approved a philosophy and methodology of calculating the total compensation for executives and officers as follows:

•

25% of total compensation to be provided in base salary

•

25% of total compensation to be provided in target performance based short-term incentive awards (STIP)

•

equivalent of  total cash compensation to be provided in Long term incentives (50% Long term incentives in the form stock options and 50% in Restricted share units).

The 25% STIP is a targeted compensation amount based upon the achievement of specific corporate, operational and personal performance objectives established at the beginning of each year. Annually the Compensation committee applies an achievement factor to the performance objectives. This may either reduce or increase significantly the actual amount of STIP compensation paid.

Members of the senior management team may have a higher or lower proportion of the total package in the form of base salary.

2011 Management proxy circular    47

This philosophy includes the award of options and RSUs as equal components of a one times multiple of base salary plus targeted STIP annually. The methodology calculating the equity awards is as follows:

	Stock options	Restricted share units (RSUs)
Determining the award	(Base salary + Target STIP) = X ½ of X = stock option grant	(Base salary + Target STIP) = X ½ of X = RSU grant
Valuing the award	Black Scholes method	RSU grant x closing share price
Vesting	Vest in three tranches: • 1/3 immediately • 1/3 on the first-year anniversary of the grant • 1/3 on the second-year anniversary	Vest in three tranches: • 1/3 immediately • 1/3 on the first-year anniversary of the grant • 1/3 on the second-year anniversary
Expiry date	After five years	After three years

Special bonus
At the completion of the review in order to ensure that Eldorado’s executive and officers are appropriately compensated for their outstanding performance, the board determined that a special bonus be paid to company executives and officers.

The special bonus will be settled in 2011 and the aggregate amount of the special bonus paid to the named executive officers is Cdn$9,717,800. The components of the special bonus include a cash payment equal to 75% of the special bonus and RSU’s equal to 25% of the special bonus.

Name	Cash component (Cdn$)	Equity-based component (Cdn$)
Paul N. Wright	5,043,750	1,681,250
Ed Miu	83,850	27,950
Norman S. Pitcher	1,580,250	526,750
Paul S. Skayman	112,875	37,625
Dawn L. Moss	467,625	155,875

48    Eldorado Gold Corporation

Shareholder return

The graph below shows the change in value of Cdn $100 invested in our common shares between December 31, 2005 and December 31, 2010, compared to a similar investment in the
S&P/TSX Global Gold Index and the S&P/TSX Composite Gold Index over the same period.

Eldorado (ELD)
S&P/TSX Global Gold Index
S&P/TSX Composite Index
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Dec 31 '05
Dec 31 '06
Dec 31 '07
Dec 31 '08
Dec 31 '09
Dec 31 '10

As at December 31	2005	2006	2007	2008	2009	2010
Eldorado (ELD)	$100.0	$110.9	$102.5	$169.6	$262.2	$325.1
S&P/TSX Composite	100.0	114.5	122.7	79.7	104.2	119.3
S&P/TSX Global Gold Index	100.0	129.3	123.1	124.1	132.7	167.1

We experienced a 225% appreciation in share price over the last five years, compared to a return of 19% for the S&P/TSX Global Gold Index and more than 67% for the S&P/TSX Composite.

During the three-year period ending December 31, 2010, our market capitalization increased from Cdn$2.01 billion to Cdn$10.1 billion while Mr. Wright earned total cash compensation of $6,272,550.

2011 Management proxy circular    49

2010 compensation details

Summary compensation table

The table below shows the total compensation earned by our named executives during the last three financial years ended December 31, 2008, 2009 and 2010.

All figures are in Canadian dollars unless otherwise indicated.

Name & principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards[2] ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation[4] ($)	Total compensation ($)
					STIP[3] ($)	Merit ($)
Paul N. Wright President & CEO	2010	900,000		2,538,000	1,732,500		525,466	-	5,695,966
	2009	600,000	–	–	1,046,250		391,714	–	2,037,964
	2008	550,000	860,000	3,251,400	742,500	701,300	241,667	–	6,346,867
Ed Miu[1] Chief Financial Officer	2010	350,000		1,057,500	449,531		19,497	–	1,876,528
Norman S. Pitcher Chief Operating Officer	2010	500,000		1,057,500	642,188		122,454	–	2,322,142
	2009	360,000	–	–	306,600	–	70,924	–	737,524
	2008	340,000	288,375	1,465,300	255,000	170,000	49,433	–	2,568,108
Paul S. Skayman Senior Vice President, Operations	2010	280,000		317,250	203,000		–	–	800,250
	2009	240,00	–	–	134,400	–	–	–	374,400
	2008	150,130	–	487,500	–	–	–	–	637,630
Dawn L. Moss Vice President, Administration & Corporate Secretary	2010	280,000		528,750	332,150		108,710	–	1,249,610
	2009	200,000	–	–	148,000	–	65,702	–	413,702
	2008	165,000	170,800	825,900	102,300	143,400	45,078	–	1,452,478

 Notes

1.

Mr. Miu was appointed Chief Financial Officer on January 1, 2010 at a base salary of $325,000. On July 1, 2010, Mr. Miu‘s salary was increased to $375,000.

2.

We calculate the $ value of the option-based awards using the Black-Scholes method.

We calculate the expected value of stock options by multiplying the price of our common shares on the grant date by the number of options granted and the Black-Scholes multiple, based on the following assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price (Cdn$)
2010	–	38-73%	1.69-1.99%	0.84-2.8 years	$13.23
2009	–	–	–	–	–
2008	–	40-53%	2.39-3.48%	3.4 years	$ 4.88

No stock options were granted to the named executives in 2009.

3.

See page 36 for a description of the short term incentive plan, and page 42 for information on the 2010 award.

4.

All other compensation includes the total amount of perquisites and other personal benefits for each of the named executives, and is less than $50,000 and 10% of his or her total annual salary and bonus.

50    Eldorado Gold Corporation

5.

Special bonus - At the completion of the Compensation committee’s review of compensation in order to ensure that Eldorado’s executive and officers are appropriately compensated for their outstanding performance, the board determined that a special bonus be paid to company executives and officers. The special bonus will be settled in 2011 and the aggregate amount of the special bonus paid to the named executive officers is Cdn$9,717,800. Refer to page 48 for additional details.

 Incentive plan awards

Outstanding share-based and option-based awards

The table below shows the total number of stock options granted in 2010, their exercise value, and the value of any unexercised stock options as at December 31, 2010:

		Option-based awards				Share-based awards
Name	Grant date	Unexercised stock options as at December 31, 2010 (#)	Option exercise price (Cdn$)	Option expiry date	Value of unexercised in-the-money stock options at December 31, 2010[1] (Cdn$)	Unvested DSUs as at December31, 2010 [2] (#)	Value of unvested DSUs at December 31, 2010 [2] (Cdn$)
Paul N. Wright	Nov 3, 2008 Jan 28 2010	400,000 600,000	4.88 13.23	Nov 3, 2013 Jan 28 2015	5,356,000 3,024,000	nil	nil
Ed Miu	Jan 28 2010	166,667	13.23	Jan 28 2015	840,002
Norman S. Pitcher	Nov 3, 2008 Jan 28 2010	440,000 250,000	4.88 13.23	Nov 3, 2013 Jan 28 2015	5,891,600 1,259,600	nil	nil
Paul S. Skayman	Nov 3, 2008 Jan 28 2010	185,000 75,000	4.88 13.23	Nov 3, 2013 Jan 28 2015	2,477,150 378,000	nil	nil
Dawn L. Moss	Nov 3, 2008 Jan 28 2010	84,334 105,000	4.88 13.23	Nov 3, 2013 Jan 28 2015	1,129,232 529,200	nil	nil

Notes

1.

The value of the options is based on a market value of Cdn$18.27 per share, the closing price per Eldorado common share on the TSX as of December 31, 2010, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

2.

Management are not entitled to receive DSU’s.

The next table shows the value of incentive plan awards that were vested or earned by each named executive in 2010 :

Name	Option-based awards – Value vested during the year (Cdn$)	Share-based awards – Value vested during the year (Cdn$)	Non-equity incentive plan compensation – Value earned during the year ($)
Paul N. Wright	6,546,800	nil	1,732,500
Ed Miu	nil	nil	449,531
Norman S. Pitcher	2,948,331	nil	642,188
Paul S. Skayman	1,164,995	nil	203,000
Dawn L. Moss	1,787,295	nil	332,150

2011 Management proxy circular    51

The table below shows the breakdown in the total options that have been granted and are outstanding under the incentive stock option plans as of March 23, 2011:

Options granted and outstanding as of date of circular	Options (#)	Common shares under option (#)	% of total issued and outstanding common shares
Under the Employee plan	7,718,870	7,718,870	1.41%
Under the Officers and directors plan	4,166,217	4,166,217	0.76%
Total	11,885,087	11,885,087	2.17%

As described above, these are currently rolling plans and the maximum number of shares that may be reserved for issuance is limited to a total of no more than 9% of common shares issued and outstanding from time to time:

•

Employee plan: limited to no more than 5% of Eldorado common shares issued and outstanding

•

Officers and directors plan: limited to no more than 4% of Eldorado common shares issued and outstanding.

As of March 23, 2011, 11,885,087 options 7,718,870 for the Employee plan and 4,166,217 for the Directors and Officers plan) to purchase the same number of common shares (representing 2.17% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the option plans.

As of March 23, 2011, 29,223,950 common shares have been issued for the exercise of the same number of options granted under the incentive stock option plans or predecessor stock option plans. This represents 5.33% our total common shares issued and outstanding.

Securities authorized for issue under equity compensation plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights As at December 31, 2010 (a)	Weighted-average exercise price of outstanding options, warrants and rights As at December 31, 2010 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) As at December 31, 2009 (c)
Equity compensation plans approved by securityholders	8,720,524	Cdn$9.49	10,514,063
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	18,720,524	Cdn$9.49	10,514,063

52    Eldorado Gold Corporation

Retirement benefits

The table below shows the pension entitlements of the named executives as of December 31, 2010:

Named executive	Number of years of credited service (#)	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year-end ($)
		At year-end	At age 65
Paul N. Wright	14.5	525,466	779,139	5,720,865	1,164,689	478,940	7,364,494
Ed Miu	1.9	19,497	70,137	–	257,458	6,189	263,647
Norman S. Pitcher	7.2	122,454	276,352	972,366	594,925	40,609	1,607,900
Paul S. Skayman	–	–	–	–	–	–	–
Dawn L Moss	12.1	108,710	171,686	1,012,322	489,778	99,824	1,601,925

The annual pension benefits are based on the highest annual average earnings at December 31, 2010. See note 14 to our 2010 annual financial statements for information about the actuarial valuation method and the significant assumptions we used to quantify the accrued obligation at year-end.

Mr. Skayman became eligible to participate in the employee registered retirement saving plan in 2010. We will contribute the maximum annual contribution to his plan permitted by the Canada Revenue Agency, and our portion based on a shared contribution of 2:1 with Mr. Skayman.

Termination and change of control

We have employment agreements with our named executives because of their critical role in the company and to protect them from any disruption to their employment if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our named executives and with industry standards for executives in similar positions.

If there is a change of control:

•

total payments to the named executives would be approximately $13,882,238 (as of December 31, 2010), and

•

each of the named executives can terminate his or her employment by giving written notice within 30 calendar days of the change and receive his or her severance package.

Four kinds of events can trigger a change of control of Eldorado:

a)

if there is an acquisition of 40% or more of the voting rights attached to our outstanding voting shares by a person, or combination of persons acting in concert through an agreement, arrangement, commitment or understanding, or as a result of a series of related events. The acquisition can be carried out by transferring existing shares or issuing shares from treasury, or both

b)

if Eldorado is amalgamated, combined, consolidated or merged with any other person, unless:

•

we are the surviving corporation formed from the transaction, and

•

immediately after the transaction, at least 60% of the voting rights attached to all of our outstanding voting shares or the new corporation are owned by persons who held at least 60% of the voting rights immediately before the transaction, or there is a transfer, conveyance, sale, lease or other disposition of 90% or more of the assets from a single event or a related series of such events, based on the gross fair market value) to any person unless:
- the assets are disposed to a corporation, and
- immediately after disposing of them, at least 60% of the voting rights attached to our outstanding shares are owned by us (or our affiliates), or by persons who held at least 60% of the voting rights attached to our outstanding voting shares immediately before disposing of them, or

c)    if for any reason, the individuals elected by shareholders to serve as directors for a one-year term no longer represent at least 50% of the board that year.

2011 Management proxy circular    53

Employment agreements

Each employment agreement is for an indefinite period and subjects the named executive to confidentiality provisions that apply indefinitely.

The table below shows the amounts that would be paid to each of our named executives if there was a termination without cause, adverse change in his or her salary, duties or responsibilities, or a change of control according to the terms of their employment agreement.

The value of each severance package is calculated as of December 31, 2010.

	Named executive	Severance package		Other
Event		Approximate value (Cdn$)	Based on
Termination without cause Adverse change in salary, duties or responsibilities on change of control	Paul Wright	$7,897,500

- an amount equal to three times his base salary

- his STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of benefits for 12 months after termination

- full vesting of stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

				- entered employment agreement on January 1, 2009
	Ed Miu	$1,599,062

- an amount equal to two times his base salary

- his STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of benefits for 12 months after termination

- full vesting of stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

				-entered employment agreement on January 1, 2010
	Norman Pitcher	$2,284,376

- an amount equal to two times his base salary

- his STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of benefits for 12 months after termination

- full vesting of stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

				-entered employment agreement on January 1, 2008

54    Eldorado Gold Corporation

	Named executive	Severance package		Other
Event		Approximate value (Cdn$)	Based on
	Paul Skayman	$483,000

- an amount equal to one times his base salary

- his STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of his benefits for 12 months after termination

- full vesting of his stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

				-entered employment agreement on August 25, 2008
	Dawn Moss	$1,224,300

- an amount equal to two times her base salary

- her STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of her benefits for 12 months prior to termination

- full vesting of her stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

				-entered employment agreement on January 1, 2008
Termination for cause	Paul Wright Ed Miu Norman Pitcher Paul Skayman Dawn Moss	–	- no severance is paid	-all options terminate immediately

Other terms and conditions under a change of control

Bonus unit awards

Any outstanding bonus unit awards that have not yet vested on the termination date will be deemed to have vested if we:

•

terminate employment before the end of the performance period, for any reason other than cause within six months of a change of control, or

•

make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within six months of a change of control and the participant gives notice of termination within 30 days of the material change.

Options

The option plans provide for accelerated vesting on a change of control.

Loans to directors and officers

We do not grant loans to our directors, officers or employees, including the named executives. As a result, we do not have any loans outstanding to them.

Directors’ and officers’ liability insurance

The CBCA and our by-laws indemnify each director and officer against all costs, charges and expenses they reasonably incur for any civil, criminal, administrative, investigative or other proceeding that involve them because of their association with us, subject to the limitations of the CBCA.

We have US$100 million in liability insurance for our directors and officers, including our subsidiaries. The policies have a deductible of US$500,000 and expire on July 1, 2011 and include coverage for defence costs and reimbursements for any losses on claims.

We paid premiums of US$691,970 for coverage in 2010 on behalf of our directors and officers.

Each director and officer has an individual indemnity agreement with us where we agree to indemnify them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

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Schedule A

Incentive stock option plans

56    Eldorado Gold Corporation

ELDORADO GOLD CORPORATION
INCENTIVE STOCK OPTION PLAN

OFFICERS & DIRECTORS
Amended and Restated
as of May 5, 2011

1.

Purpose of the Plan

1.1

The purpose of the Plan is to (a) attract and retain superior directors and officers engaged to provide ongoing services to the Company, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Company, and in combination with these goals, to encourage their equity participation in the Company; and (b) closely align the personal interests of such directors and officers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2.

Definitions

2.1

For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)

“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person or Permitted Assign;

(b)

“Board” means the board of directors of the Company;

(c)

“Business Combination” has the meaning ascribed to the term in Subsection 10.7 hereof;

(d)

“Cause” means any act, which at common law in the applicable jurisdiction, would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice;

(e)

“Change of Control” means:

(i)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)

the amalgamation,  consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

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(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(iv)

individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason in such year to constitute at least 50% of the Board;

(f)

“Company” means Eldorado Gold Corporation;

(g)

“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(h)

“Eligible Person” means, from time to time, any director or officer of the Company;

(i)

“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;

(j)

“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(k)

“Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

(l)

“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(m)

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

(n)

“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(o)

“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(p)

“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(q)

“Optionee” means an Eligible Person to whom an Option has been granted;

(r)

“Permitted Assign” means for an Eligible Person, a holding entity (as defined in Section 2.22 of NI 45-106) or an RRSP or RRIF of that person;

(s)

“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

58    Eldorado Gold Corporation

(t)

“related entity” has the meaning ascribed to that term in Section 2.22 of NI 45-106;

(u)

“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;

(v)

“security based compensation arrangement” means

(i)

stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;

(ii)

individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Company’s shareholders;

(iii)

stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased;

(iv)

stock appreciation rights involving issuances of securities from treasury of the Company;

(v)

any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Company; and

(vi)

security purchases from treasury by an employee, insider or service provider which is financially assisted by the Company by any means whatsoever,

and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Company are not security based compensation arrangements;

(w)

“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company;

(x)

“Shareholder” means a registered holder of Shares of the Company;

(y)

“Take-Over Bid” has the meaning ascribed to the term in Subsection 10.6 hereof; and

(z)

“TSX” means the Toronto Stock Exchange.

2.2

Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

2.3

As used in this Plan,

(a)

words importing the masculine gender shall include the feminine and neuter genders, words importing the singular shall include the plural and vice versa, unless the context otherwise requires and references to person includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal representative; and

(b)

the term “include” (or words of similar import) is not limiting whether or not non-limiting language (such as “without limitation” or words of similar import) is used with reference thereto.

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3.

Administration of the Plan

3.1

The Plan shall be administered by the Compensation Committee.

3.2

The Chief Executive Officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.3

The Compensation Committee shall, periodically, after considering the Chief Executive Officer’s recommendations, make recommendations to the Board as to the grant of Options.

3.4

In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5

The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.

Shares Subject to the Plan

4.1

Effective May 5, 2011, the maximum number of Shares which may be issued under the Plan from and after May 5, 2011 shall not exceed 13,654,234 Shares, subject to adjustment as provided in Section 10.

4.2

The total number of Shares that may be reserved for issuance to any one Optionee pursuant to Options shall not exceed 1% of the Shares of the Company issued and outstanding on a non-diluted basis on the Grant Date of the Options.

4.3

The total number of Shares that may be reserved for issuance to all non-executive directors pursuant to Options shall not exceed three-quarters of one percent (0.75%) of the Shares outstanding on a non-diluted basis on the Grant Date of the Options.  Within any one financial year period, the total value of Options granted to a non-executive director, as determined by the Board on the Grant Date, shall not exceed $100,000.  Notwithstanding Subsection 5.1, in determining those non-executive directors entitled to grants of Options and the number of Options to be granted to non-executive directors, the Board shall not discriminate against any particular non-executive director and shall make such determinations in accordance with its duties to act honestly and in good faith with a view to the best interest of the Company.

4.4

Notwithstanding anything in this Plan to the contrary:

(a)

the maximum number of Shares issuable pursuant to Options granted under the Plan to Insiders together with the number of Shares issuable to Insiders pursuant to Options granted under the Company’s Employees, Consultants & Advisors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the Options; and

(b)

within any one-year period, the maximum number of Shares issued pursuant to Options granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under the Company’s Employees, Consultants & Advisors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

60    Eldorado Gold Corporation

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.5

Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, cancelled or otherwise terminated for any reason (other than exercise of the Options) shall be available for subsequent Options under the Plan.

4.6

No fractional Shares may be purchased or issued under the Plan.

5.

Grants of Options

5.1

Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”).  The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)

the number of Options to be granted;

(b)

the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and

(c)

the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.

Eligibility, Vesting and Terms of Options

6.1

Options may be granted to Eligible Persons only.

6.2

Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3

The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date.  If an Option expires during a Black-Out Period then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

6.4

Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in instalments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

6.5

Any Optionee whose employment, engagement or directorship with the Company is terminated

(a)

by the Company, for any reason other than for Cause, at any time in the 12 months following a Change of Control of the Company, or

(b)

by the Optionee, if the Company makes a material adverse change in the location, salary, duties or responsibilities assigned to the Optionee, at any time in the 12 months following a Change of Control of the Company and the Optionee has provided notice in writing to the Company within 30 days of such material adverse change to terminate employment, engagement or directorship,

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then any outstanding Options that have not yet vested on the date of termination shall be deemed to have vested on such date.

6.6

Notwithstanding any other provision hereunder, pursuant to the Company’s Compensation Policy for non-executive directors, at the discretion of the Board, non-executive directors may be granted up to a maximum of 100,000 fully vested Options upon initial election or appointment to the Board.

6.7

Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period.  Subject to Section 8, an Option which is subject to vesting, may once vested, be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period.

6.8

An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than:

(a)

by will or by the laws governing the devolution of property in the event of death of the Optionee; or

(b)

with the prior consent of the Board, to a Permitted Assign.

7.

Option Agreement

7.1

Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period and any vesting or other terms and conditions as the Board may deem appropriate.

8.

Termination of Employment, Engagement or Directorship

8.1

In the event an Optionee’s employment, engagement or directorship terminates for any reason other than death or cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 365 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.  In the event an Optionee’s employment, engagement or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.2

In the event of the death of an Optionee, either while in the employment or engagement or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

62    Eldorado Gold Corporation

8.3

The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1 or 8.2 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.4

The Plan shall not confer upon any Optionee any right with respect to a continuation of employment, engagement or directorship of, the Company nor shall it interfere in any way with the right of the Company to terminate any Optionee’s employment, engagement or directorship at any time.

8.5

Unless otherwise agreed to in writing by the Board in accordance with this Section, references to “termination”, “date of termination” or similar references in this Section 8 and in Subsection 6.5 in the case of officers who are also employees, are deemed to be the last day of active employment with the Company or its related entity, as the case may be, regardless of any salary continuance or notice period required under applicable law or the reason for termination of employment (whether with or without cause or with or without notice), and in the case of a Permitted Assign are deemed to be the termination of the Eligible Person that the Permitted Assign is related to.

8.6

For greater certainty (and subject to Subsections 6.5 and 8.5), an Option that has not become vested on the date that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.

9.

Exercise of Options

9.1

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the President and Chief Executive Officer, the Chief Financial Officer or the Corporate Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased.  Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

10.

Adjustment on Alteration of Share Capital

10.1

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2

If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement  or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

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10.3

In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4

In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment be binding for all purposes of the Plan.

10.5

No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6

If, at any time when an Option granted under the Plan remains unexercised, an offer (“Take-over Bid”) to purchase all of the Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Board may, in a fair and equitable manner, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7

Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of Shares in the Company for securities, property or cash in or from another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements) or providing that any Share which would be receivable prior to the effective time of the Business Combination on the exercise of an Option be replaced with the securities, property or cash which the Optionee would have received if the Optionee had exercised his or her Option immediately prior to the effective time of the Business Combination and make any necessary adjustment, including adjustments to the Option Price, as may be deemed necessary or equitable by the Board in its sole discretion.  All determinations of the Board under this Subsection 10.7 shall be binding for all purposes of the Plan.  Any adjustments made by the Board in the context of a Business Combination are subject to TSX approval.

10.8

In order to permit Optionees to participate in a proposed Take-over Bid made by means of a take-over bid circular or a proposed Business Combination that could result in a Change of Control, the Board may make appropriate provisions for the exercise of options (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-over Bid or the completion of the Business Combination, as applicable.

11.

Regulatory Approval

11.1

Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States (“Securities Regulators”);

(b)

compliance with the requirements of the Exchange; and

(c)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

64    Eldorado Gold Corporation

11.2

The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3

Notwithstanding any provisions in the Plan or any Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.

Miscellaneous

12.1

An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued.  No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

12.2

If the Company shall be required to withhold any amounts by reason of any federal, provincial, state, local or other rules or regulations concerning taxes or social security contributions in respect of the issuance or delivery of Shares to the Optionee, the Company may deduct and withhold such amount or amounts from any payment made by the Company to such Optionee, whether or not such payment is made pursuant to this Plan.  In addition, or as an alternative to such withholding from payments, the Company may require an Optionee, as a condition of exercise of an Option, to pay to the Company an amount not exceeding the total of the withholding obligation of the Company arising in respect of the issuance or delivery of Shares to the Optionee, or to reimburse the Company for such amount. Under no circumstances shall the Company be responsible for funding the payment of any tax on behalf of any Eligible Person, any Permitted Assign or any transferee of an Option as permitted hereunder, or for providing any tax advice to them.

13.

Amendment and Termination

13.1

The Plan has been amended and restated as of May 5, 2011.  Any amendments made are effective as of the date amended.

13.2

The Board may, subject to Shareholder approval, amend the Plan at any time.   Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a)

to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;

(b)

to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Shares; and

(c)

other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

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Except as otherwise permitted by the TSX, amendments to this provision as well as amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number of shares to a fixed maximum percentage), may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.  For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum or percentage is not increased and the Plan otherwise permits reloading.

13.3

The Board may suspend or terminate the Plan at any time.  No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder pursuant to the Plan prior to termination.

13.4

Except as set out below, the Board may (without Shareholder approval) amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is specifically permitted hereunder.

The exercise price of any outstanding Options may not be reduced and the original Option Period extended unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The Option Price of any outstanding Options may not be reduced and the original term of the Option Period may not be extended to the benefit of Insiders unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

66    Eldorado Gold Corporation

APPENDIX A

OFFICERS & DIRECTORS INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD COMPANY

(“the Company”)

OPTION AGREEMENT

This Option Agreement is entered into between the Company and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan (the “Plan”) a copy of which is attached hereto, and confirms the following:

Grant Date:
Optionee:
Optionee’s Position with the Company:
Number of Options:
Option Price ($ per Share):	$
Vesting Period:
Expiry Date of Option Period:

Subject to the Plan, each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time.  In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

The Optionee acknowledges and agrees that the Optionee will, at all times, act in strict compliance with any and all applicable laws and any policies of the Company applicable to the Optionee in connection with the Plan.

The Optionee hereby acknowledges that he or she has not received any advice from the Corporation as to tax or legal ramification of the grant of Options hereunder and has been advised to seek independent tax advice as he or she deems necessary.

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

2011 Management proxy circular    67

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the
day of                       ,            .

ELDORADO GOLD CORPORATION
Per:
Authorized Signatory

Acknowledged and Agreed to:

) ) )
Signature of Optionee	)	Signature of Witness
) ) )
Name and Title of Optionee	)	Name of Witness

68    Eldorado Gold Corporation

ELDORADO GOLD CORPORATION

INCENTIVE STOCK OPTION PLAN

EMPLOYEES, CONSULTANTS & ADVISORS
Amended and Restated as of May 5, 2011

1. Purpose of the Plan

1.1

The purpose of this Plan is to (a) assist the Company in attracting, retaining and motivating employees and consultants of the Company and of its related entities and directors and officers of the Company’s related entities; and (b) closely align the personal interests of such employees, consultants, directors and officers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2.

Definitions

2.1

For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)

“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person or Permitted Assign;

(b)

“Board” means the board of directors of the Company;

(c)

“Business Combination” has the meaning ascribed to the term in Subsection 10.7 hereof;

(d)

“Cause” means any act, which at common law in the applicable jurisdiction, would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice;

(e)

“Change of Control” means:

(i)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)

the amalgamation,  consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation,  consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

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(iv)

individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason in such year to constitute at least 50% of the Board;

(f)

“Company” means Eldorado Gold Corporation;

(g)

“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(h)

“Consultant” has the same meaning ascribed to that term under Section 2.22 of NI 45-106;

(i)

“Eligible Person” means, from time to time, a full-time or part-time employee of the Company or of a related entity of the Company, Consultant of the Company or of a related entity of the Company, or director or officer of a related entity of the Company;

(j)

“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;

(k)

“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(l)

“Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

(m)

“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(n)

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

(o)

“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(p)

 “Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(q)

“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(r)

“Optionee” means an Eligible Person to whom an Option has been granted;

(s)

“Permitted Assign” means for an Eligible Person, a holding entity (as defined in Section 2.22 of NI 45-106) or an RRSP or RRIF of that person;

(t)

“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

70    Eldorado Gold Corporation

(u)

“related entity” has the meaning ascribed to that term in Section 2.22 of NI 45-106;

(v)

“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;

(w)

“security based compensation arrangement” means

(i)

stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;

(ii)

individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Company’s shareholders;

(iii)

stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased;

(iv)

stock appreciation rights involving issuances of securities from treasury of the Company;

(v)

any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Company; and

(vi)

security purchases from treasury by an employee, insider or service provider which is financially assisted by the Company by any means whatsoever,

and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Company are not security based compensation arrangements;

(x)

“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company;

(y)

“Shareholder” means a registered holder of Shares of the Company;

(z)

“Take-Over Bid” has the meaning ascribed to the term in Subsection 10.6 hereof; and

(aa)

“TSX” means the Toronto Stock Exchange.

2.2

Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

2.3

As used in this Plan,

(a)

words importing the masculine gender shall include the feminine and neuter genders, words importing the singular shall include the plural and vice versa, unless the context otherwise requires and references to person includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal representative; and

(b)

the term “include” (or words of similar import) is not limiting whether or not non-limiting language (such as “without limitation” or words of similar import) is used with reference thereto.

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3.

Administration of the Plan

3.1

The Plan shall be administered by the Compensation Committee.

3.2

The Chief Executive Officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.3

The Compensation Committee shall, periodically, make recommendations to or, if the power to grant options has been delegated to the Compensation Committee, report to the Board as to the grant of Options.

3.4

In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5

The Board may delegate any or all of its authority, rights, powers and discretion with respect to the Plan to the Compensation Committee.  Upon any such delegation the Compensation Committee as well as the Board, shall be entitled to exercise any or all such authority, rights, power and discretion with respect to the Plan and when used in the context of this Plan “Board” shall be deemed to include the Compensation Committee.

3.6

The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.

Shares Subject to the Plan

4.1

Effective May 5, 2011, the maximum number of Shares which may be issued under the Plan from and after May 5, 2011 shall not exceed 17,067,794 Shares, subject to adjustment as provided in Section 10.

4.2

In no event shall Options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the issued and outstanding Shares on a non-diluted basis on the Grant Date of the Options.

4.3

The total number of Shares that may be reserved for issuance to all non-executive directors pursuant to Options shall not exceed three-quarters of one percent (0.75%) of the Shares outstanding on a non-diluted basis on the Grant Date of the Options.  Within any one financial year period, the total value of Options granted to a non-executive director, as determined by the Board on the Grant Date, shall not exceed $100,000.  Notwithstanding Subsection 5.1, in determining those non-executive directors entitled to grants of Options and the number of Options to be granted to non-executive directors, the Board shall not discriminate against any particular non-executive director and shall make such determinations in accordance with its duties to act honestly and in good faith with a view to the best interest of the Company.

4.4

Notwithstanding anything in this Plan to the contrary:

(a)

the maximum number of Shares issuable pursuant to Options granted under the Plan to Insiders, together with the number of Shares issuable to Insiders pursuant to Options granted under the Company’s Officers & Directors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the Options; and

72    Eldorado Gold Corporation

(b)

within any one-year period, the maximum number of Shares issued pursuant to Options granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under the Company’s Officers & Directors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.5

Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, cancelled or otherwise terminated for any reason (other than exercise of the Options) shall be available for subsequent Options under the Plan.

4.6

No fractional Shares may be purchased or issued under the Plan.

5.

Grants of Options

5.1

Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”).  The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)

the number of Options to be granted;

(b)

the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and

(c)

the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.

Eligibility, Vesting and Terms of Options

6.1

Options may be granted to Eligible Persons only.

6.2

Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3

The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date. If an Option expires during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

6.4

Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in instalments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

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6.5

Any Optionee whose employment, engagement or directorship is terminated:

(a)

by the Company or a related entity to Company, for any reason other than for Cause or in the case of a Consultant, breach of contract, at any time in the 12 months following a Change of Control of the Company, or

(b)

by the Optionee, if the Company or a related entity to the Company makes a material adverse change in the location, salary, duties or responsibilities assigned to the Optionee, at any time in the 12 months following a Change of Control of the Company and the Optionee has provided notice in writing to the Company within 30 days of such material adverse change to terminate employment, engagement or directorship, then any outstanding Options that have not yet vested on the date of termination shall be deemed to have vested on such date.

6.6

Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period.  Subject to Section 8, an Option which is subject to vesting, may once vested, be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period.

6.7

An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than:

(a)

by will or by the laws governing the devolution of property in the event of death of the Optionee; or

(b)

with the prior consent of the Board, to a Permitted Assign.

7.

Option Agreement

7.1

Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with or relationship to the Company or a related entity, the number of Options, the Option Price, the expiry date of the Option Period and any vesting or other terms and conditions as the Board may deem appropriate.

8.

Termination of Employment, Engagement or Directorship

8.1

In the event an Optionee’s employment, engagement or directorship terminates for any reason other than death or cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 30 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.  In the event an Optionee’s employment, engagement or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

74    Eldorado Gold Corporation

8.2

In the event of the death of an Optionee, either while in the employment or engagement or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.3

The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1 or 8.2 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.4

The Plan shall not confer upon any Optionee any right with respect to a continuation of employment, engagement or directorship of, the Company nor shall it interfere in any way with the right of the Company to terminate any Optionee’s employment, engagement or directorship at any time.

8.5

Unless otherwise agreed to in writing by the Board in accordance with this Section, references to “termination”, “date of termination” or similar references in this Section 8 and in Subsection 6.5:

(a)

in the case of an employee (including officers who are also employees), are deemed to be the last day of active employment by the employee with the Company or its related entity, as the case may be, regardless of any salary continuance or notice period required under applicable law or the reason for termination of employment (whether with or without cause or with or without notice);

(b)

in the case of a Consultant, are deemed to be to the date the person engaged as a Consultant by the Company or related entity ceases to provide, or is directed to cease to provide, services to the Company or related entity (whichever is earlier); and

(c)

in the case of a Permitted Assign, are deemed to be to the termination of the director, officer, employee or Consultant that the Permitted Assign is related to.

8.6

For greater certainty (and subject to Subsections 6.5 and 8.5), an Option that has not become vested on the date that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.

9.

Exercise of Options

9.1

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the President and Chief Executive Officer, the Chief Financial Officer or the Corporate Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased.  Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

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10.

Adjustment on Alteration of Share Capital

10.1

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2

If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

10.3

In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4

In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment be binding for all purposes of the Plan.

10.5

No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6

If, at any time when an Option granted under the Plan remains unexercised, an offer (“Take-over Bid”) to purchase all of the Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Board may, in a fair and equitable manner, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7

Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of Shares in the Company for securities, property or cash in or from another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements) or providing that any Share which would be receivable prior to the effective time of the Business Combination on the exercise of an Option be replaced with the securities, property or cash which the Optionee would have received if the Optionee had exercised his or her Option immediately prior to the effective time of the Business Combination and make any necessary adjustment, including adjustments to the Option Price, as may be deemed necessary or equitable by the Board in its sole discretion.  All determinations of the Board under this Subsection 10.7 shall be binding for all purposes of the Plan.  Any adjustments made by the Board in the context of a Business Combination are subject to TSX approval.

76    Eldorado Gold Corporation

10.8

In order to permit Optionees to participate in a proposed Take-over Bid made by means of a take-over bid circular or a proposed Business Combination that could result in a Change of Control, the Board may make appropriate provisions for the exercise of options (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-over Bid or the completion of the Business Combination, as applicable.

11.

Regulatory Approval

11.1

Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States (“Securities Regulators”);

(b)

compliance with the requirements of the Exchange; and

(c)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2

The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3

Notwithstanding any provisions in the Plan or any Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.

Miscellaneous

12.1

An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued.  No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

12.2

If the Company or any of its related entities shall be required to withhold any amounts by reason of any federal, provincial, state, local or other rules or regulations concerning taxes or social security contributions in respect of the issuance or delivery of Shares to the Optionee, the Company or the related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to such Optionee, whether or not such payment is made pursuant to this Plan.  In addition, or as an alternative to such withholding from payments, the Company or any related entity with a withholding obligation as described above may require an Optionee, as a condition of exercise of an Option, to pay to the Company or related entity, as the case may be, an amount not exceeding the total of the withholding obligation of the Company or related entity arising in respect of the issuance or delivery of Shares to the Optionee, or to reimburse the Company or related entity for such amount.   Under no circumstances shall the Company or any related entity be responsible for funding the payment of any tax on behalf of any Eligible Person, any Permitted Assign or any transferee of an Option as permitted hereunder, or for providing any tax advice to them.

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13.

Amendment and Termination

13.1

The Plan has been amended and restated as of May 5, 2011.  Any amendments made are effective as of the date amended.

13.2

The Board may, subject to Shareholder approval, amend the Plan at any time.  Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a)

to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;

(b)

to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Shares; and

(c)

other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to this provision as well as amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number of shares to a fixed maximum percentage), may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.  For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum or percentage is not increased and the Plan otherwise permits reloading.

13.3

The Board may suspend or terminate the Plan at any time.  No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder pursuant to the Plan prior to termination.

13.4

Except as set out below, the Board may (without Shareholder approval) amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action when taken with any related action, would not materially and adversely affect the Optionee or is specifically permitted hereunder.

The exercise price of any outstanding Options may not be reduced and the original Option Period extended unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The Option Price of any outstanding Options may not be reduced and the original term of the Option Period may not be extended to the benefit of Insiders, unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

78    Eldorado Gold Corporation

APPENDIX A

INCENTIVE STOCK OPTION PLAN

EMPLOYEES, CONSULTANTS & ADVISORS

OF ELDORADO GOLD COMPANY

(“the Company”)

OPTION AGREEMENT

This Option Agreement is entered into between the Company and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan (the “Plan”) a copy of which is attached hereto, and confirms the following:

Grant Date:
Optionee:
Optionee’s Position with/relationship to the Company or related entity:
Number of Options:
Option Price ($ per Share):	$
Vesting Period:
Expiry Date of Option Period:

Subject to the Plan, each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time.  In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

The Optionee acknowledges and agrees that the Optionee will, at all times, act in strict compliance with any and all applicable laws and any policies of the Company applicable to the Optionee in connection with the Plan.

The Optionee hereby acknowledges that he or she has not received any advice from the Corporation as to tax or legal ramification of the grant of Options hereunder and has been advised to seek independent tax advice as he or she deems necessary.

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

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By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the
day of                       ,            .

ELDORADO GOLD CORPORATION
Per:
Authorized Signatory

Acknowledged and Agreed to:

) ) )
Signature of Optionee	)	Signature of Witness
) ) )
Name and Title of Optionee	)	Name of Witness

80    Eldorado Gold Corporation

Schedule B

Board of directors - Terms of reference

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ELDORADO GOLD CORPORATION

DIRECTORS

TERMS OF REFERENCE

I.

ROLE

The principal role of the Board of Directors (“Board”) is stewardship of the Company.

(i)

Strategy

The Board shall review and monitor the Company’s long-term goals and the strategic planning process which take into consideration opportunities and risks of the business and provide objectivity and judgement to this process.  The Board is responsible for the approval of the strategy and for monitoring the process.

(ii)

Risk

The Board shall have an understanding of the principal risks associated with the Company’s business and monitor the systems in place to manage those risks effectively.

(iii)

CEO Evaluation

The Board shall evaluate the processes in place to enable it to measure the CEO’s performance in carrying out the Company’s stated objectives.

(iv)

CEO Succession

The Board shall establish and implement a plan for the  succession of  the CEO and senior management.

(v)

Chairman and Director Nomination

The Board shall require that  a plan is in place for the nomination of the Chairman of the Board and directors (“Directors.”) including those Directors who are independent (“Independent Directors”).

(vi)

Internal Controls

The Board shall review and monitor the effectiveness of the internal controls and management information systems.

(vii)

Reserves and Resources

Independent Directors proficient in the technical aspects of preparing a reserve and resource calculation shall review and report to the Board on the preparation and calculation procedure of the reserve and resource estimate and the credentials of the qualified person responsible for the preparation of the reserve and resource statement.

82    Eldorado Gold Corporation

(viii)

Shareholder Communication

The Board shall review for and require that the Company’s communication policy is in compliance with the regulations and guidelines of the securities commissions and the stock exchanges on which the Company’s securities trade.

(ix)

Corporate Governance

The Board shall monitor the Company’s compliance with corporate governance regulations and guidelines as required by the securities commissions and the stock exchanges on which the Company’s securities trade.

(x)

The Board shall review the Code of Conduct and Business Ethics and monitor compliance promoting a culture of integrity throughout the organization.

Financial Disclosure

The Board shall approve in advance certain public disclosure related to financial information including the quarterly and annual Financial Statements of the Company and their associated MD&A’s, the Annual Information Form and Management Proxy Circular.

(xi)

Committees of the Board

The Board shall establish the Committees of the Board and select Independent Directors to act on the Committees.  The Board may, pursuant to and subject to the the Canada Business Corporations Act (CBCA) and the Company’s By-Laws and Articles, delegate powers to its Committees.

(xii)

Terms of Reference

The Board shall establish and approve the Terms of Reference for itself and its Committees, setting out duties, responsibilities, organization and administrative procedures. The Board is responsible for the annual review and approval of the Terms of Reference.

(xiii)

Meetings With Management

The Board shall encourage the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

(xiv)

In-Camera Meetings

The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chairman of the Board, without any member of the Company’s Management present for the purposes of evaluating Management and discussing such other matters as may be appropriate.  The Independent Directors will appoint a Member to act as Secretary of the ‘In Camera’ Meetings.  Minutes generated from the meetings of the Independent Directors will be maintained by the Chairman.  Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the Agenda of the next regularly scheduled Board Meeting.

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(xv)

Continuing Education

An orientation program for New Directors and continuing education programs for Directors will be provided by Management.  Each Director will receive a Board Manual, upated annually, containing relevant management information, historical public information and the Terms of Reference for the Directors and for the Committees of the Board.  Management reports and presentations and relevant site visits to its operations provide Directors with updated information on the Company.

II.

RESPONSIBILITY

The Board is responsible for acting in accordance with its obligations contained in the CBCA, the Company’s Articles and By-laws and any other relevant legislation and regulations.

III.

COMPOSITION

(i)

Independent Director

The Board shall be constituted with a majority of individuals who qualify as Independent Directors, as defined in National Instrument 58-101 and National Policy 58-201 and as defined in Rule 303A.02 of the NYSE Company Guide  (both as summarized in the attached Appendix A to these Terms of Reference).

(ii)

Significant Shareholder Director

A Significant Shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board.

Note:  A Significant Shareholder who is a Director may be an Independent Director by definition.  If the Company has a Significant Shareholder on its Board, then in addition to a majority of Independent Directors the Board shall include a number of Independent Directors who do not have interests in or relationships with either the Company or the Significant Shareholder.

(iii)

Chairman of the Board

The Chairman of the Board shall be an Independent Director.  The Board shall appoint the Chairman annually at the organizational meeting of the Board immediately following the Annual Shareholders’ Meeting.

(iv)

Director Nomination, Appointment, Resignation & Retirement

An individual who is nominated as a director (“Nominee Director”) shall submit a Consent to Act to the Company; or appear in person at the Shareholders Meeting at which he/she is to be elected.

A Nominee Director shall disclose to the Chairman of the Corporate Governance & Nominating Committee each company on which the Nominee Director serves as a director.

84    Eldorado Gold Corporation

All  Directors shall disclose to the Chairman of the Corporate Governance & Nominating Committee each company on which the Director is invited to serve prior to accepting such invitation.

In accordance with the Company’s By-laws at each Annual Shareholders Meeting all Directors of the Company resign.  Recommendation for nomination for re-election is the responsibility of the Corporate Governance & Nominating Committee.  A Director shall advise the Chairman of the Corporate Governance & Nominating Committee of his/her willingness to be re-elected to the Board for the next term.

A Director may be re-elected annually to serve the Board until the Annual Sharehholders Meeting following his/her 73rd birthday.  A retiring Director shall advise the Chairman of the Corporate Governance & Nominating Committee one year in advance of his/her retirement.

IV.

Duties of a Director

(i)

understand the role of an Independent Director;

(ii)

act honestly in good faith with a view to the best interests of the Company;

(iii)

exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(iv)

exercise independent judgement;

(v)

disclose any conflict of interest on any issue to the Chairman of the Board or the Chairman of the Corporate Governance & Nominating Committee;

(vi)

refrain from voting on any issue when a conflict of interest exists;

(vii)

be knowledgeable about the Company’s operations, activities and industry;

(viii)

gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates;

(ix)

visit business units independently or on organized Board visits;

(x)

become familiar with Senior Management and their roles;

(xi)

be available to Management and the Board as a resource and use his/her abilities, knowledge and experience for the benefit of the Company;

(xii)

evaluate annually his/her participation and value added to the Board;

(xiii)

evaluate annually the Board’s value added to the Company;

(xiv)

provide business items in advance for regular and In-Camera Board Meetings;

(xv)

maintain a responsible  attendance record in respect of Board Meetings, Committee Meetings and In-Camera Meetings;

(xvi)

prepare in advance of Board Meetings and be willing to fully and frankly participate in the deliberations of the Board with the intent to make informed decisions;

(xvii)

participate on Committees of the Board and become familiar with the Terms of Reference for each Committee; and

(xviii)

understand the process of Committee work and Management’s role is supporting the work of the Board’s Committees.

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(xix)

Direct and supervise the investigation into any matter brought to the Board’s attention within the scope of its duties.

(xx)

Perform such other duties as may be assigned to a Director by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(xxi)

Review and reassess the adequacy of this Terms of Reference annually and recommend any proposed changes for approval.

(xxii)

Assess the Board’s performance of its duties as specified in this Terms of Reference.

V.

Outside Advisors

The Board of Directors or an Independent Director may, at the expense of the Company,  engage such outside advisors as may be reasonable or desirable to the Independent Director(s) in the performance of Directors’ duties.   The appointment of such outside advisors and their remuneration will be subject to the approval of the Chairman of the Audit Committee.

Approved by the Board of Directors February 17, 2011.

86    Eldorado Gold Corporation

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88    Eldorado Gold Corporation

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ELDORADO GOLD CORPORATION 2011 MANAGEMENT PROXY CIRCULAR

Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

KINGSDALE
Shareholder Services Inc.

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone: 1.877.657.5856

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271 Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

WORLD GOLD COUNCIL MEMBER

Corporate Office: 1188 - 550 Burrard Street, Bentall 5, Vancouver, BC, Canada V6C 2B5
Telephone: (604) 687-4018 **Fax:** (604) 687-4026 **Email:** info@eldoradogold.com
TSX: ELD **NYSE:** EGO **ASX:** EAU
www.eldoradogold.com